Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock,
including the Associated Rights to Purchase Shares of Series A Junior Participating Preferred Stock
of
CHARLOTTE RUSSE HOLDING, INC.
at
$17.50 Net Per Share
by
ADVENT CR, INC.,
a wholly-owned subsidiary of
ADVENT CR HOLDINGS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 A.M. MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MONDAY, SEPTEMBER 28, 2009, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

Advent CR, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Advent CR Holdings, Inc., a Delaware corporation (“Parent”), is offering to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Charlotte Russe Holding, Inc., a Delaware corporation (“Charlotte Russe”), including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of Charlotte Russe (the “Preferred Stock Purchase Rights,” and collectively with the Common Stock, the “Shares”) at a price of $17.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). All references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser or Parent, as the context requires.

The Offer is being made pursuant to the Agreement and Plan of Merger among Parent, Purchaser and Charlotte Russe, dated as of August 24, 2009 (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement provides that, among other things, following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Charlotte Russe, and Charlotte Russe will be the surviving corporation (the “Surviving Corporation”) and wholly-owned subsidiary of Parent (the “Merger”). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by stockholders who exercise appraisal rights under Delaware law with respect to the Shares) will be cancelled and converted into the right to receive $17.50 or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Dealer Manager for the Offer is:

The date of this Offer to Purchase is August 31, 2009.

The Board of Directors of Charlotte Russe (the “Charlotte Russe Board”), based upon, among other things, the recommendation of a special committee of independent directors of the Charlotte Russe Board, has unanimously (i) approved and declared it advisable that Charlotte Russe enter into the Merger Agreement, (ii) determined that the terms of the Offer, the Merger, and the other transactions contemplated by the Merger Agreement (such other transactions, the “Transactions”) are advisable and fair to, and in the best interests of, Charlotte Russe and its stockholders, (iii) approved the Merger Agreement, approved the Transactions and recommended that Charlotte Russe’s stockholders accept the Offer and tender their Shares pursuant to the Offer and adopt the Merger Agreement and (iv) taken all other actions necessary to exempt the Offer, the Merger, the Merger Agreement and the Transactions from any state takeover law, including any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar statute or regulation. The Offer is conditioned upon, among other things, satisfaction of the Minimum Tender Condition (as described below) and the expiration or termination of the statutory waiting period (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is not subject to any financing condition, but is subject to certain other conditions. See Section 13 — “Conditions of the Offer.”

The “Minimum Tender Condition” requires the Purchaser to have received, prior to the Expiration Date, the valid tender of Shares, which have not been validly withdrawn, representing at least a majority of Shares issued and outstanding (determined on a fully diluted basis, after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares).

A summary of the principal terms of the Offer appears on pages one through eight of this Offer to Purchase. You should read both the Offer to Purchase and the related Letter of Transmittal in their entirety carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either:

•	complete and sign the Letter of Transmittal (or a manually executed facsimile thereof), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or an executed facsimile thereof) and any other required documents to Mellon Investor Services LLC, the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or an executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, in each case, before the expiration of the Offer, or

•	request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, then you must contact that institution in order to tender your Shares to us pursuant to the Offer.

If you desire to tender your Shares to us pursuant to the Offer and the certificates representing your Shares are not immediately available, or if you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or if you cannot deliver all required documents to the Depositary before the expiration of the Offer, then you may tender your Shares to us pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase.

Questions and requests for assistance may be directed to Innisfree M&A Incorporated (the “Information Agent”) or Moelis & Company LLC (the “Dealer Manager”), at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). You are urged to read this Offer of Purchase and the Letter of Transmittal carefully and in their entirety. We have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Charlotte Russe Holding, Inc., a Delaware corporation (“Charlotte Russe”), contained in this Offer to Purchase has been provided to Advent CR, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Advent CR Holdings, Inc., a Delaware corporation (“Parent”), by Charlotte Russe or has been taken from, or is based upon, publicly available documents or records of Charlotte Russe on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained in this Offer to Purchase relating to Charlotte Russe provided to Parent and Purchaser or taken from, or based upon, those documents and records filed with the SEC are untrue or incomplete in any material respect. All references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser or Parent, as the context requires.

Except as otherwise set forth in this Offer to Purchase, references to “dollars” and “$” shall be to United States dollars.

WHAT ARE THE PRINCIPAL TERMS OF THE OFFER?

SECURITIES SOUGHT	All issued and outstanding shares of common stock, par value $0.01 per share of Charlotte Russe (the “Common Stock”), including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of Charlotte Russe (the “Preferred Stock Purchase Rights” and, collectively with the Common Stock, the “Shares”).

PRICE OFFERED PER SHARE	$17.50, net to the seller in cash, without interest and less any applicable withholding taxes.

EXPIRATION DATE	12:00 Midnight, New York City time, at the end of the day on Monday, September 28, 2009, unless the Offer is extended (such date and time, as it may be extended, the “Expiration Date”). See Section 1 — “Terms of the Offer.”

PURCHASER	Advent CR, Inc., a Delaware corporation and wholly-owned subsidiary of Parent.

WHO IS OFFERING TO BUY MY SECURITIES?

The Offer is being made by Purchaser, a recently-formed Delaware corporation and a wholly-owned subsidiary of Parent. Purchaser and Parent were formed for the purpose of (i) entering into the Agreement and Plan of Merger among Parent, Purchaser and Charlotte Russe, dated as of August 24, 2009 (together with any amendments or supplements thereto, the “Merger Agreement”), and (ii) making this Offer, and have not carried on any activities other than entering into the Merger Agreement and activities in connection with this Offer.

Purchaser and Parent are affiliates of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership, Advent International GPE VI-E Limited Partnership, Advent International GPE VI-F Limited Partnership, Advent International GPE VI-G

Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, and Advent Partners GPE VI — A Limited Partnership (each, a “Sponsor” and collectively, the “Sponsors”), each of which is a private equity investment fund managed by Advent International Corporation, a Delaware corporation (“Advent”). The Sponsors are limited partnerships, each of which is organized under the laws of the State of Delaware or the Cayman Islands. See Section 9 — “Certain Information Concerning Purchaser, Parent and the Sponsors.”

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THIS OFFER?

Purchaser is seeking to purchase all of the issued and outstanding shares of Common Stock of Charlotte Russe and the associated Preferred Stock Purchase Rights. See the Introduction and Section 1 — “Terms of the Offer.”

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

Purchaser is offering to pay $17.50 per Share net to you, in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions contained in this Offer to Purchase and in the accompanying Letter of Transmittal.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay any brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, then your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the Introduction to this Offer to Purchase.

WHY IS PURCHASER MAKING THIS OFFER?

Purchaser is making this Offer to obtain control of, and acquire the entire equity in, Charlotte Russe. On August 24, 2009, Purchaser and Parent entered into the Merger Agreement with Charlotte Russe pursuant to which the Purchaser agreed to commence the Offer to acquire all outstanding Shares. It is anticipated that upon completion of the Offer, Purchaser will be the majority stockholder of Charlotte Russe and will hold more than 50% of the Shares outstanding. If the Offer is completed, but not all of the outstanding Shares are tendered in the Offer, Purchaser currently intends to take steps, subject to applicable law and subject to the satisfaction or waiver of certain conditions, to effectuate a merger whereby Purchaser will merge with and into Charlotte Russe, and Charlotte Russe will be the surviving corporation (the “Surviving Corporation”) and wholly-owned subsidiary of Parent (the “Merger”), in order to acquire all Shares that were not tendered in the Offer. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by stockholders who exercise appraisal rights under Delaware law with respect to those Shares) will be cancelled and converted into the right to receive $17.50 (or any greater per Share price paid in the Offer), without interest thereon and less any required withholding taxes. See Section 1 — “Terms of the Offer” and Section 11 — “Purpose of the Offer and Plans for Charlotte Russe; Summary of the Merger Agreement and Certain Other Agreements.”

WHAT DOES THE BOARD OF DIRECTORS OF CHARLOTTE RUSSE THINK OF THE OFFER?

The Board of Directors of Charlotte Russe (the “Charlotte Russe Board”), based upon, among other things, the recommendation of a special committee of independent directors of the Charlotte Russe Board (the “Special Committee”), has unanimously (i) approved and declared it advisable that Charlotte Russe enter into the Merger Agreement, (ii) determined that the terms of the Offer, the Merger, and the other transactions contemplated by the Merger Agreement (such other transactions, the “Transactions”) are advisable and fair to, and in the best interests of, Charlotte Russe and its stockholders, (iii) approved the Merger Agreement, approved the Transactions and recommended that Charlotte Russe’s stockholders accept the Offer and tender their Shares pursuant to the Offer and adopt the Merger Agreement and (iv) approved all other actions necessary to exempt the Offer, the Merger, the Merger Agreement and the Transactions from any state takeover law, including any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar statute or regulation. See also the Introduction to this Offer to Purchase and Section 10 — “Background of the Offer; Contacts with Charlotte Russe.” A more complete description of the reasons for the Charlotte Russe Board’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being furnished to you together with this Offer to Purchase.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

On August 21, 2009, the last full trading day before the public announcement of the Offer and the Merger, the reported closing sales price of the Shares on the NASDAQ Global Select Market (“NASDAQ”) was $13.79 per Share. On August 28, 2009, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $17.35 per Share. Purchaser encourages you to obtain a recent quotation for shares of Common Stock in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

The Offer is conditioned upon, among other things:

•	the satisfaction of the Minimum Tender Condition. The “Minimum Tender Condition” requires the Purchaser to have received, prior to the expiration of the Offer, the valid tender of Shares, which have not been validly withdrawn, representing at least a majority of Shares issued and outstanding (determined on a fully diluted basis, after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares); and

•	the expiration or termination of the statutory waiting period (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Offer also is subject to a number of other customary conditions, all of which must be satisfied on or prior to the Expiration Date. Purchaser expressly reserves the right to waive any of these conditions, but Purchaser cannot, without Charlotte Russe’s consent, waive the Minimum Tender Condition or add or modify certain conditions to the Offer, including in any manner adverse to the holders of Shares. The Offer is not subject to any financing condition. See Section 13 — “Conditions of the Offer.”

IS THERE AN AGREEMENT GOVERNING THE OFFER?

Yes. Charlotte Russe, Parent and Purchaser entered into the Merger Agreement, which provides, among other things, for the terms and conditions of the Offer and the Merger. If the Merger Agreement is terminated in certain circumstances, Charlotte Russe may be obligated to pay Purchaser a termination fee of $11,408,506 or to reimburse Parent and Purchaser’s expenses related to the Offer, the Merger and the Transactions, in an amount not to exceed $2,500,000. See Section 11 — “Purpose of the Offer and Plans for Charlotte Russe; Summary of the Merger Agreement and Certain Other Agreements.”

DOES PURCHASER HAVE FINANCIAL RESOURCES TO MAKE PAYMENT?

Yes, Purchaser estimates that the total amount of cash required to complete the Offer and the Merger (including related fees and expenses of Purchaser and its affiliates) will be approximately $390,000,000. Purchaser and Parent have obtained an aggregate of approximately $390,000,000 in capital commitments from the Sponsors, and the Sponsors have entered into a guarantee with Charlotte Russe of certain obligations of Purchaser and Parent under the Merger Agreement, including, among others, the due and punctual payment of the Offer Price. Purchaser’s obligation to purchase the Shares validly tendered and not validly withdrawn in the Offer is not subject to any financing condition. See Section 11 — “Purpose of the Offer and Plans for

Charlotte Russe; Summary of the Merger Agreement and Certain Other Agreements” and Section 12 — “Source and Amount of Funds.”

IS PURCHASER’S FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

Purchaser does not believe that its financial condition is relevant to your decision whether to accept the Offer and tender your Shares, because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) if we consummate the Offer, we will acquire all remaining Shares in the Merger for the same cash price and (iii) the Offer is not subject to any financing condition. The Purchaser and Parent have received capital commitments from the Sponsors for funds in an amount that is sufficient to purchase all Shares tendered in the Offer. See Section 12 — “Source and Amount of Funds.”

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

You will have until 12:00 midnight, New York City time, at the end of the day on Monday, September 28, 2009 to decide whether to tender your Shares in the Offer, unless the Offer is extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use the guaranteed delivery procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase. See also Section 1 — “Terms of the Offer.”

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

Yes. Purchaser has agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•	If any of the conditions to the Offer have not been satisfied or waived on or before any scheduled Expiration Date, we will extend the Offer for successive periods of up to ten business days each, until those conditions are satisfied or waived. However, we are not required to extend the Offer beyond October 30, 2009 (the “Outside Date”).

•	The Offer will also be extended for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC.

•	After the expiration of the Offer and acceptance of the Shares validly tendered in, and not validly withdrawn from, the Offer, the Merger Agreement may require us, or we may otherwise decide, to provide one or more “subsequent offering periods” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if Parent and Purchaser do not hold, in the aggregate, at least 90% of the issued and outstanding Shares following the time for acceptance of tendered Shares. A subsequent offering period, if included, will be an additional period of at least 10 business days, and not more than 20 business days, beginning on the next business day following the Expiration Date (however, in no event will any subsequent offering period extend beyond November 13, 2009). If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer Price.

If we provide a subsequent offering period, you will be permitted to tender your Shares, but not withdraw your Shares, and receive $17.50 per Share, net to you in cash, without interest and less any applicable withholding taxes. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Also, if we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition to the Offer, then we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. See Section 1 — “Terms of the Offer.”

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If Purchaser extends the Offer, we will inform Mellon Investor Services LLC, which is the depositary for this Offer (the “Depositary”), of any extension, and we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

If Purchaser must, or elects to, provide or extend any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

See Section 1 — “Terms of the Offer.”

CAN THE OFFER BE TERMINATED?

Purchaser has agreed that it will not terminate the Offer before any scheduled Expiration Date, unless the Merger Agreement is terminated pursuant to its terms. See Section 1 — “Terms of the Offer” and Section 13 — “Conditions of the Offer.”

HOW DO I TENDER MY SHARES?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), you should contact your nominee and give instructions that your Shares be tendered. If you cannot deliver everything that is required in order to make a valid tender by the Expiration Date, you may be able to use the guaranteed delivery procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase.

The process to tender your Shares can be time consuming and you are advised to commence this process as early as possible if you intend to tender your Shares in the Offer. Please contact Moelis & Company LLC (the “Dealer Manager”) or Innisfree M&A Incorporated (the “Information Agent”) with any questions you might have regarding this process pursuant to their respective contact information set forth on the back cover of this Offer to Purchase.

IF I TENDER MY SHARES, AM I REQUIRED TO TENDER ALL OF MY SHARES?

No. You may tender all or a portion of your Shares in the Offer.

CAN HOLDERS OF VESTED STOCK OPTIONS, RESTRICTED STOCK UNITS OR PERFORMANCE STOCK UNITS PARTICIPATE IN THE OFFER?

The Offer applies only to outstanding Shares (which includes vested shares of restricted stock). The Offer does not apply to any (i) options to acquire Shares, (ii) restricted stock units, (iii) performance stock units or (iv) unvested shares of restricted stock. If you hold vested but unexercised stock options, restricted stock units and/or performance stock units that you wish to include in the Offer, then you must (x) exercise your stock options and/or settle your restricted stock units or performance stock units in accordance with the terms of the applicable equity incentive plan, award agreements and/or employee stock purchase plan of Charlotte Russe, and (y) tender the Shares received upon that exercise and/or settlement in accordance with the terms of the Offer. See Section 3 — “Procedures for Tendering Shares.”

Please note, however, that the Merger Agreement, Charlotte Russe’s equity incentive plans and/or the applicable award agreements provide for the acceleration of unvested securities and derivative securities of Charlotte Russe as follows:

•	Immediately following the completion of the Offer, all outstanding but unvested (i) shares of restricted stock, (ii) restricted stock units and (iii) performance stock units will vest.

•	At the time and on the date the Merger becomes effective (the “Effective Time”), all outstanding but unexercised options to acquire Shares will vest in full and be cancelled in the Merger in exchange for a lump sum cash payment payable by the Surviving Corporation in an amount equal to (x) the excess, if any, of $17.50 (i.e., the Offer Price) over the exercise price per Share applicable to the award, times (y) the total number of Shares for which the award is exercisable. At the Effective Time, any outstanding but unexercised options with an exercise price per share that equals or exceeds the Offer Price will terminate and be cancelled without consideration.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

You may withdraw previously tendered Shares any time before the Expiration Date. In addition, if Purchaser has not accepted your Shares for payment by October 30, 2009, you may withdraw them at any time after that date until Purchaser accepts your Shares for payment. This right to withdraw will not, however, apply to Shares validly tendered during any subsequent offering periods, if any are provided. See Section 4 — “Withdrawal Rights.”

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal (or a facsimile thereof), with the required information to the Depositary during the period in which you have a right to withdraw your tendered Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL ISSUED AND OUTSTANDING SHARES ARE NOT TENDERED?

The Merger Agreement provides that, among other things, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Charlotte Russe, and Charlotte Russe will be the Surviving Corporation and will become a wholly-owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares held by stockholders who exercise appraisal rights under Delaware law with respect to those Shares) will be cancelled and converted into the right to receive $17.50 (or any greater per Share price paid in the Offer), without interest thereon and less any required withholding taxes.

If we acquire at least 90% of the issued and outstanding Shares in the Offer, including in any “subsequent offering period” or, after completion of the Offer, upon exercise of the Top-Up Option (as described below) or through other means such as open market purchases, then we expect to effect the Merger without convening a meeting of Charlotte Russe’s stockholders.

There are no appraisal rights available in connection with the Offer, but Charlotte Russe’s stockholders who have not sold their Shares in the Offer will have appraisal rights with respect to the Merger under Delaware law, if those rights are perfected.

See the Introduction to this Offer to Purchase.

WHAT IS THE TOP-UP OPTION AND WHEN COULD IT BE EXERCISED?

The Top-Up Option (as defined below) is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form merger” pursuant to applicable Delaware law. Charlotte Russe has granted Purchaser an irrevocable option to purchase, at a price per Share equal to the Offer Price, at any time at or following acceptance for payment of the tendered Shares, that number of newly-issued Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares held of record by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes at least one Share more than 90% of the total Shares that would be outstanding immediately after the issuance of all Shares subject to the

Top-Up Option (after giving effect to the Shares reserved for issuance under Charlotte Russe’s equity plans), subject to certain limitations set forth in the Merger Agreement and subject to the number of unissued shares authorized under Charlotte Russe’s certificate of incorporation as of immediately before the issuance of the Top-Up Shares (the “Top-Up Option”). If we acquire less than 90% of the issued and outstanding Shares in the Offer, then we would expect to exercise the Top-Up Option, if doing so will yield at least 90% of the issued and outstanding Shares in the Offer. See Section 11 — “Purpose of the Offer and Plans for Charlotte Russe; Summary of the Merger Agreement and Certain Other Agreements” and Section 15 — “Certain Legal Matters.”

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

If the conditions to the Offer as set forth in Section 13 — “Conditions of the Offer” of this Offer to Purchase are satisfied or waived and Purchaser completes the Offer and accepts your Shares for payment, then promptly following the Expiration Date, Purchaser will pay you an amount in cash equal to the number of Shares that you tendered, multiplied by the Offer Price, without interest and less any applicable withholding taxes. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

WHAT ARE THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER?

If you are a U.S. Holder (as defined in Section 5 — “Material U.S Federal Income Tax Consequences of the Offer and the Merger”), the receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. If you are a Non-U.S. Holder (as defined in Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger”), the receipt of cash in exchange for your Shares in the Offer or the Merger will generally not be a taxable transaction for U.S. federal income tax purposes. You are urged to consult with a tax advisor to determine your particular tax consequences. See Section 5 — “Material U.S Federal Income Tax Consequences of the Offer and the Merger” for a more detailed discussion of the U.S. federal income tax considerations relevant to the Offer and the Merger.

IF A MAJORITY OF ISSUED AND OUTSTANDING SHARES ARE TENDERED AND ARE ACCEPTED FOR PAYMENT, WILL CHARLOTTE RUSSE CONTINUE AS A PUBLIC COMPANY?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will effectuate the Merger and Charlotte Russe will no longer be publicly-owned. Even before the Merger or if the Merger does not occur, if Purchaser purchases all Shares that have been tendered, there may be so few remaining stockholders and publicly-held Shares that the Shares will no longer be eligible for trading on the NASDAQ or any other securities market, there may not be a public trading market for the Shares and Charlotte Russe may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly-held companies. See Section 7 — “Certain Effects of the Offer.”

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

If you decide not to tender your Shares in the Offer and the Merger occurs as described previously, your Shares will be cancelled. Unless you exercise appraisal rights under Delaware law, you will receive in the Merger the right to receive the same amount of cash per Share in the Merger as you would have received had you tendered your Shares in the Offer (i.e., the Offer Price).

If you decide not to tender your Shares in the Offer, and Purchaser purchases Shares that have been tendered in the Offer, then, as mentioned above, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible for trading on the NASDAQ or any other securities market, there may not be a public trading market for the Shares and Charlotte Russe may cease making filings with the SEC or otherwise cease being required to comply with SEC rules relating to publicly-held companies.

Following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See Section 7 — “Certain Effects of the Offer.”

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

No appraisal rights are available in connection with the Offer. However, stockholders will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and do not vote in favor of the Merger. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights. See Section 15 — “Certain Legal Matters.”

WITH WHOM MAY I DISCUSS ANY QUESTIONS THAT I HAVE ABOUT THE OFFER?

You may call the Information Agent toll-free at (888) 750-5834 or the Dealer Manager at (212) 210-6540. Banks and brokers may call the Information Agent collect at (212) 750-5833 and may call the Dealer Manager at the same number above. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Advent CR, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Advent CR Holdings, Inc., a Delaware corporation (“Parent”), is offering to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Charlotte Russe Holding, Inc., a Delaware corporation (“Charlotte Russe”), including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of Charlotte Russe (the “Preferred Stock Purchase Rights,” and collectively with the Common Stock, the “Shares”), at a price of $17.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). All references in this Offer to Purchase to “we,” “our,” or “us” refer to Purchaser or Parent, as the context requires.

The Offer will expire at 12:00 midnight, New York City time, at the end of the day on Monday, September 28, 2009, unless the Offer is extended by Purchaser (as may be extended from time to time, the “Expiration Date”), pursuant to the terms of the Agreement and Plan of Merger among Parent, Purchaser and Charlotte Russe, dated as of August 24, 2009 (together with any amendments or supplements thereto, the “Merger Agreement”).

The Offer is being made pursuant to the Merger Agreement, which provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Charlotte Russe, and Charlotte Russe will be the surviving corporation (the “Surviving Corporation”) and the wholly-owned subsidiary of Parent (the “Merger”). In the Merger, each Share outstanding immediately prior to the time and on the date the Merger becomes effective (the “Effective Time”) (other than Shares held by stockholders who exercise appraisal rights under Delaware law with respect to those Shares) will be cancelled and converted into the right to receive $17.50 or any greater per Share price paid in the Offer, without interest and less any applicable withholding taxes. There are no appraisal rights available in connection with the Offer, but Charlotte Russe’s stockholders who have not sold their Shares in the Offer will have appraisal rights with respect to the Merger under Delaware law, if those rights are perfected. The Merger Agreement is described more completely in Section 11 — “Purpose of the Offer and Plans for Charlotte Russe; Summary of the Merger Agreement and Certain Other Agreements.”

The Offer is conditioned upon, among other things, satisfaction of the Minimum Tender Condition (as described below) and the expiration or termination of the statutory waiting period (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Offer is not subject to any financing condition, but is subject to certain other conditions. See Section 13 — “Conditions of the Offer.”

The “Minimum Tender Condition” requires the Purchaser to have received, prior to the expiration of the Offer, the valid tender of Shares, which have not been validly withdrawn, representing at least a majority of Shares issued and outstanding (determined on a fully diluted basis, after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares).

A summary of the principal terms of the Offer appears on pages one through eight of this Offer to Purchase. You should read both the Offer to Purchase and the related Letter of Transmittal in their entirety carefully before deciding whether to tender your Shares in the Offer.

Based on the information provided by Charlotte Russe, as of August 11, 2009, Charlotte Russe had (i) 21,057,991 shares of Common Stock issued and outstanding, including the associated Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of August 13, 2008, between Charlotte Russe and Mellon Investor Services LLC, as rights agent (the “Rights Agreement”), and (ii) outstanding options to purchase 1,465,583 shares of Common Stock, and outstanding restricted stock unit and performance stock unit awards covering 190,500 shares of Common Stock. Please note, however, that the Merger

Agreement, Charlotte Russe’s equity incentive plans and/or the applicable award agreements provide for the acceleration of unvested securities and derivative securities of Charlotte Russe as follows:

•	Immediately following the completion of the Offer, all outstanding but unvested (i) shares of restricted stock, (ii) restricted stock units and (iii) performance stock units (collectively, “Restricted Stock”), will vest.

•	At the Effective Time, all outstanding but unexercised options to acquire Shares will vest in full and be cancelled in the Merger in exchange for a lump sum cash payment payable by the Surviving Corporation in an amount equal to (x) the excess, if any, of $17.50 (i.e., the Offer Price) over the exercise price per Share applicable to the award, times (y) the total number of Shares for which such award is exercisable. At the Effective Time, any outstanding but unexercised options with an exercise price per share that equals or exceeds the Offer Price will terminate and be cancelled without consideration.

Based on the figures above, the Purchaser believes that the Minimum Tender Condition would be satisfied upon the tender of an aggregate of approximately 11,359,308 Shares (which represents 50.01% of the 22,714,074 Shares issued and outstanding, determined on a fully diluted basis, after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares).

The Board of Directors of Charlotte Russe (the “Charlotte Russe Board”), based upon, among other things, the recommendation of a special committee of independent directors of the Charlotte Russe Board (the “Special Committee”), has unanimously (i) approved and declared it advisable that Charlotte Russe enter into the Merger Agreement, (ii) determined that the terms of the Offer, the Merger, and the other transactions contemplated by the Merger Agreement (such other transactions, the “Transactions”) are advisable and fair to, and in the best interests of, Charlotte Russe and its stockholders, (iii) approved the Merger Agreement, approved the Transactions and recommended that Charlotte Russe’s stockholders accept the Offer and tender their Shares pursuant to the Offer and adopt the Merger Agreement and (iv) approved all other actions necessary to exempt the Offer, the Merger, the Merger Agreement and the Transactions from any state takeover law, including any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar statute or regulation.

The Charlotte Russe Board is required by United States securities laws to distribute its recommendation with respect to the Offer and the Merger. This information, and the factors considered by the Charlotte Russe Board, will be filed with the United States Securities and Exchange Commission (the “SEC”) as part of Charlotte’s Russe’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”), a copy of which is being furnished to holders of Shares concurrently with this Offer to Purchase. The Schedule 14D-9 will also contain other important information, which Purchaser recommends that you review carefully.

In the Merger Agreement, Charlotte Russe has represented to Parent and Purchaser that the Special Committee and the Charlotte Russe Board have received from each of Cowen and Company, LLC, the financial advisor to Charlotte Russe in connection with the Offer and the Merger (“Cowen”), and Peter J. Solomon Company L.P., the financial and strategic advisor to the Special Committee in connection with the Offer and the Merger (“PJSC;” Cowen and PJSC are each referred to in this Offer to Purchase as a “Company Financial Advisor” and, together, as the “Company Financial Advisors”), a separate opinion to the effect that, as of the date of each opinion and subject to the qualifications, considerations, assumptions and limitations set forth therein, the consideration to be received by holders of Common Stock in the Offer and the Merger was fair, from a financial point of view, to the holders of the Common Stock. Pursuant to the Merger Agreement, Charlotte Russe has provided copies of each of these opinions, each dated August 23, 2009 (each, a “Company Financial Advisors’ Opinion” and, together, the “Company Financial Advisors’ Opinions”), to Parent for informational purposes.

The full text of each of the Company Financial Advisors’ Opinions is attached as Annexes II and III, respectively, to the Schedule 14D-9, which is being filed with the SEC and furnished to the holders of the Common Stock with this Offer to Purchase. Holders of Shares are urged to read the Company Financial Advisors’ Opinions in their entirety for the assumptions made, procedures followed, qualifications expressed, other matters considered and limits of the review by each of the Company Financial Advisors. The summary of the Company Financial Advisors’ Opinions set forth in this paragraph and in the Schedule 14D-9 is qualified in its entirety by the full texts of the Company Financial Advisors’ Opinions. The analyses of each Company Financial Advisor, and such Company Financial Advisors’ Opinion, was prepared for the benefit of, and addressed to, the Special Committee and the Charlotte Russe Board in their respective consideration of the Offer and the Merger and were directed only to the fairness to the holders of Shares, from a financial point of view, of the $17.50 net cash price per Share to be paid pursuant thereto. Neither of the Company Financial Advisors’ Opinions constitutes an opinion as to the merits of the Offer or the Merger nor a recommendation to any holder of Shares as to whether the holder should tender the Shares pursuant to the Offer or vote such holder’s Shares with respect to the Merger (should a vote of holders of Shares be required as a condition to the consummation of the Merger). In addition, neither of the Company Financial Advisors’ Opinions addresses Charlotte Russe’s underlying business decision to effect the Offer and the Merger nor the relative merits of those transactions as compared to other business strategies or transactions that might be available to Charlotte Russe. Please refer to the Schedule 14D-9 for information regarding the fees to which each Company Financial Advisor became entitled from Charlotte Russe upon the rendering of its respective Company Financial Advisor Opinion, and other fees payable to such Company Financial Advisor in connection with its engagement.

The information concerning Charlotte Russe contained in this Offer to Purchase has been provided to Purchaser, Parent, and Sponsors by Charlotte Russe or has been taken from, or is based upon, publicly-available documents or records of Charlotte Russe on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of that information. Parent and Purchaser have no knowledge that would indicate that any statements contained in this Offer to Purchase relating to Charlotte Russe provided to Parent and Purchaser or taken from, or based upon, such documents and records filed with the SEC are untrue or incomplete in any material respect. None of Purchaser, Parent or the Sponsors assume any responsibility for the accuracy or completeness of the information concerning Charlotte Russe contained in this Offer to Purchase or for any failure by Charlotte Russe to disclose events which may have occurred or may affect the significance or accuracy of any information in this Offer to Purchase. The term “Sponsors” is defined in Section 9 — “Certain Information Concerning Purchaser, Parent and the Sponsors.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ BOTH DOCUMENTS IN THEIR ENTIRETY CAREFULLY BEFORE MAKING ANY DECISION WHETHER TO TENDER YOUR SHARES IN THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

On the Expiration Date, and subject to the satisfaction or waiver of certain conditions under the Merger Agreement, Purchaser will accept for payment and promptly pay $17.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, for each Share validly tendered and not validly withdrawn in the Offer in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.” We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, on the Expiration Date, certain conditions under the Merger Agreement have not been satisfied. See Section 13 — “Conditions of the Offer.”

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 13 — “Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events occur as described in Section 11 — “Purpose of the Offer and Plans for Charlotte Russe; Summary of the Merger Agreement and Certain Other Agreements.”

We expressly reserve the right to waive any condition to the Offer and to modify any terms of the Offer to the extent permitted by applicable law, except that we cannot make any of the following modifications to the Offer without Charlotte Russe’s consent:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	waive the Minimum Tender Condition;

•	add to the conditions to the Offer described in Section 13 — “Conditions of the Offer” or modify any of those conditions in a manner adverse to holders of Shares;

•	extend the Expiration Date other than in accordance with the Merger Agreement;

•	change the form of consideration payable in the Offer; or

•	otherwise amend the Offer in any manner adverse to the holders of Shares.

In addition, the Offer must remain open for 20 business days following (and including the day of) the commencement of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition to the Offer, then we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following any material changes to the terms of the Offer or information concerning the Offer will depend upon the facts and circumstances, including the relative materiality of those changes. In the SEC’s view, the Offer should remain open for a minimum of five business days from the date any material change is first published, sent or given to stockholders (and, in the case of a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required) to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, then that increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not those Shares were tendered before the announcement of the increase in consideration.

Purchaser has agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•	If any of the conditions to the Offer have not been satisfied or waived on or before any scheduled Expiration Date, we will extend the Offer for successive periods of up to ten business days each, until those conditions are satisfied or waived. However, we are not required to extend the Offer beyond October 30, 2009 (the “Outside Date”). See Section 13 — “Conditions of the Offer.”

•	The Offer will also be extended for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC.

•	After the expiration of the Offer and acceptance of the Shares validly tendered in, and not validly withdrawn from, the Offer, the Merger Agreement may require us, or we may otherwise decide, to provide one or more “subsequent offering periods” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”), if Parent and Purchaser do not hold, in the aggregate, at least 90% of the issued and outstanding Shares following the time for acceptance of tendered Shares. A subsequent offering period, if included, will be an additional period of at least 10 business days, and not more than 20 business days, beginning on the next business day following the Expiration Date (however, in no event will any subsequent offering period extend beyond November 13, 2009). If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer Price.

If we extend the Offer, are delayed in our acceptance for payment of tendered Shares, are delayed in our payment for tendered Shares (whether before or after our acceptance for payment of tendered Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, Mellon Investor Services LLC, the depositary for this Offer (the “Depositary”), may retain tendered Shares on our behalf, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.”

If Purchaser extends the Offer, we will inform the Depositary of any extension and will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. If Purchaser must, or elects to, provide or extend any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

Charlotte Russe has granted Purchaser an irrevocable option to purchase, at a price per Share equal to the Offer Price, at any time at or following acceptance for payment of the tendered Shares, that number of newly-issued Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares held of record by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes at least one Share more than 90% of the total Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option (after giving effect to the Shares reserved for issuance under Charlotte Russe’s equity plans), subject to certain limitations set forth in the Merger Agreement and subject to the number of unissued shares authorized under Charlotte Russe’s certificate of incorporation as of immediately before the issuance of the Top-Up Shares (the “Top-Up Option”). If we acquire less than 90% of the issued and outstanding Shares in the Offer, then we would expect to exercise the Top-Up Option, only if doing so will yield at least 90% of the issued and outstanding Shares in the Offer. See Section 11 — “Purpose of the Offer and Plans for Charlotte Russe; Summary of the Merger Agreement and Certain Other Agreements” and Section 15 — “Certain Legal Matters.”

Charlotte Russe has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to its stockholders. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be furnished to record holders of Shares whose names appear on Charlotte Russe’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 13 — “Conditions of the Offer,” we will accept for payment and promptly pay on or after the Expiration Date for Shares validly tendered and not validly withdrawn pursuant to the Offer. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for (i) all Shares validly tendered and not validly withdrawn pursuant to the Offer, subject to and in compliance with Rule 14d-11(c) under the Exchange Act, and (ii) all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any applicable competition or merger control laws. See Section 15 — “Certain Legal Matters.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of:

•	the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares”;

•	the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly-executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Our ability to delay the payment for Shares that we have accepted for payment, however, is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Tendering Shares

Valid Tenders.  In order for a stockholder to tender Shares validly pursuant to the Offer, either:

•	the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at that address or (B) the Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Lost, Destroyed, Mutilated or Stolen Share Certificates.  If any Share Certificate has been lost, destroyed, mutilated or stolen, the stockholder should promptly notify Charlotte Russe’s stock transfer agent, Mellon Investor Services LLC at (877) 810-2214. The stockholder will then be instructed as to the steps that must be taken in order to replace the Share Certificate. The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, mutilated, destroyed or stolen Share Certificates have been followed.

Book-Entry Transfer.  The Depositary will establish an account for Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing that stockholder’s Shares are not immediately available or that stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or that stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, then the Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by us (the “Notice Of Guaranteed Delivery”), is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions to the Letter of Transmittal) will be final and binding.

Appointment as Proxy.  By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as the stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the stockholder’s rights with respect to the Shares tendered by the stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of the Shares. These powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. The appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by the stockholder as provided in this Offer to Purchase. Upon the appointment, all prior powers of attorney, proxies and consents given by the stockholder with respect to the Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by the stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Charlotte Russe’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Backup Withholding.  Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer who are United States’ persons (as defined for United States federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. You should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

Options and Restricted Stock Units.  The Offer applies only to outstanding Shares (which includes vested shares of restricted stock). The Offer does not apply to any (i) options to acquire Shares, (ii) restricted stock units, (iii) performance stock units or (iv) unvested shares of restricted stock. If you hold vested but unexercised stock options, restricted stock units and/or performance stock units that you wish to include in the Offer, then you must (x) exercise your stock options and/or settle your restricted stock units or performance stock units in accordance with the terms of the applicable equity incentive plan, award agreements and/or employee stock purchase plan of Charlotte Russe, and (y) tender the Shares received upon that exercise and/or settlement in accordance with the terms of the Offer.

Please note, however, that the Merger Agreement, Charlotte Russe’s equity incentive plans and/or the applicable award agreements provide for the acceleration of unvested securities and derivative securities of Charlotte Russe as follows:

•	Immediately following the completion of the Offer, all outstanding but unvested (i) shares of restricted stock, (ii) restricted stock units and (iii) performance stock units will vest.

•	At the Effective Time, all outstanding but unexercised options to acquire Shares will vest in full and be cancelled in the Merger in exchange for a lump sum cash payment payable by the Surviving Corporation in an amount equal to (x) the excess, if any, of $17.50 (i.e., the Offer Price) over the exercise price per Share applicable to the award, times (y) the total number of Shares for which such award is exercisable. At the Effective Time, any outstanding but unexercised options with an exercise price per share that equals or exceeds the Offer Price will terminate and be cancelled without consideration.

Tender Constitutes Binding Agreement.  The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

A stockholder may withdraw Shares tendered pursuant to the Offer according to the procedures set forth below at any time prior to the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after October 30, 2009, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of those Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those Share Certificates, the serial numbers shown on those Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during any subsequent offering period, and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material U.S. Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to beneficial owners of Shares sold in the Offer or converted into cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This summary is limited to stockholders who hold Shares (each, a “Stockholder,” and collectively, “Stockholders”) as capital assets. In addition, this summary does not address tax considerations which may be applicable to a Stockholder’s particular circumstances or to (i) Stockholders that may be subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and tax-exempt organizations), (ii) Stockholders who will actually or constructively (under the rules of Section 318 of the Code) own any stock of Charlotte Russe following the Offer and the Merger, or (iii) Stockholders who acquired Shares in connection with stock option, stock purchase or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this summary does not address any U.S. federal estate or gift tax consequences, nor any state, local or foreign tax consequences, of the Offer and the Merger.

BECAUSE YOUR INDIVIDUAL CIRCUMSTANCES MAY DIFFER, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER AND THE MERGER ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a Stockholder that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, or any state or political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Effect of the Offer and Merger.  The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. Holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. For non-corporate taxpayers, long-term capital gains are generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding.  Payments made to U.S. Holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner, other than a partnership, of a Share that is not a U.S. Holder.

Effect of the Offer and Merger.  The receipt of cash in exchange for Shares in the Offer or pursuant to the Merger by a Non-U.S. Holder generally will be exempt from U.S. federal income tax, unless:

(a) the gain on the exchange of Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

(b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met; or

(c) the Non-U.S. Holders is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

If gain is effectively connected with the conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the net gain derived from the sale or exchange, except as otherwise required by an applicable U.S. income tax treaty. If the Non-U.S. Holder is a corporation, any such effectively connected gain received by the Non-U.S. Holder may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty). If the Non-U.S. Holder is described in (b) above, such holder will be subject to a 30% U.S. federal income tax on the gain derived from the sale or exchange of Shares, which may be offset by U.S. source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

Backup Withholding Tax and Information Reporting.  In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if it provided the Depositary with an IRS Form W-8BEN (or a Form W-8ECI if the gain is effectively connected with the conduct of a U.S. trade or business). If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that the Non-U.S. Holder furnishes the required information to the IRS in a timely manner.

6.	Price Range of Shares; Dividends

Charlotte Russe’s Common Stock trades on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “CHIC.” The following table sets forth the range of high and low sales prices for each quarterly period for the following fiscal years:

	High	Low

Fiscal year ending September 26, 2009
First Quarter	$11.45	$3.98
Second Quarter	$8.27	$4.29
Third Quarter	$12.97	$7.56
Fiscal year ended September 27, 2008
First Quarter	$17.16	$12.27
Second Quarter	$20.61	$13.32
Third Quarter	$19.06	$15.56
Fourth Quarter	$18.66	$9.90
Fiscal year ended September 29, 2007
First Quarter	$32.19	$24.83
Second Quarter	$33.93	$26.21
Third Quarter	$30.91	$24.93
Fourth Quarter	$27.14	$14.50

On August 21, 2009, the last full trading day before the public announcement of the Offer and the Merger, the reported closing sales price per Share on NASDAQ was $13.79 per Share. On August 28, 2009, the last full trading day before the commencement of the Offer, the reported closing sales price per Share on NASDAQ was $17.35 per Share.

Stockholders are urged to obtain a current market quotation for the Shares.

Charlotte Russe has never paid cash dividends on its Common Stock. In Charlotte Russe’s Annual Report on Form 10-K for the fiscal year ended September 27, 2008, Charlotte Russe indicated that (i) it planned to continue to retain its earnings to finance future operations and fund store expansions, (ii) it did not anticipate paying dividends on Shares in the foreseeable future and (iii) its payment of dividends and other distributions are restricted under the terms of its credit facility. Additionally, under the Merger Agreement, Charlotte Russe is not permitted to declare or pay dividends on Shares without the prior written consent of Parent. See Section 14 — “Dividends and Distributions.”

7.	Certain Effects of the Offer

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such a reduction would cause future market prices to be greater or less than the Offer Price.

NASDAQ Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NASDAQ. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on NASDAQ (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5,000,000, there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, Charlotte Russe has stockholders’ equity of less than $10,000,000, or the bid price for Shares over a 30 consecutive business day period is less than $1. Furthermore, the Nasdaq Stock Market would consider de-listing the Shares from NASDAQ altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1,000,000, (iv) there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1, or (vi) (A) Charlotte Russe has stockholders’ equity of less than $2,500,000, (B) the market value of Charlotte Russe’s listed securities is less than $35,000,000 over a ten consecutive business day period, and (C) Charlotte Russe’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Charlotte Russe, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to Charlotte Russe, as of August 11, 2009 there were 21,057,991 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for continued listing on NASDAQ or are de-listed from NASDAQ altogether, the market for Shares may be adversely affected.

If NASDAQ were to de-list the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Charlotte Russe to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by Charlotte Russe to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Charlotte Russe, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Charlotte Russe and persons holding “restricted securities” of Charlotte Russe to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of Shares under the Exchange Act were terminated, Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. We intend and will cause Charlotte Russe to terminate the registration of the Shares under the Exchange Act as soon as practicable after consummation of the Offer if the requirements for termination of registration are met. If registration of Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8.	Certain Information Concerning Charlotte Russe

Except as specifically set forth in this Offer to Purchase, the information concerning Charlotte Russe contained in this Offer to Purchase has been taken from or is based upon information furnished by Charlotte Russe or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Charlotte Russe’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained in this Offer to Purchase based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Charlotte Russe, whether furnished by Charlotte Russe or contained in such documents and records, or for any failure by Charlotte Russe to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General.  Charlotte Russe is a Delaware corporation with its principal offices located at 4645 Morena Boulevard, San Diego, California 92117. The telephone number for Charlotte Russe is (858) 587-1500. According to Charlotte Russe’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2009, Charlotte Russe is a mall-based specialty retailer of fashionable, value-priced apparel and accessories. Charlotte Russe is focused on providing exciting, fashion-forward merchandise that appeals to customers across age and socioeconomic boundaries, with a core emphasis on the lifestyle trends of young women in their teens and twenties. Charlotte Russe’s stores offer merchandise at value-oriented prices and the majority of its merchandise is sold under its proprietary Charlotte Russe labels, including Charlotte Russe, Refuge and blu Chic. The remainder of its merchandise consists of nationally-recognized brands popular with its customers. As of June 27, 2009, Charlotte Russe operated 500 Charlotte Russe stores throughout 45 states and Puerto Rico.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, Charlotte Russe is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Charlotte Russe’s directors and officers, their remuneration, stock options and other equity incentives granted to them, the principal holders of Charlotte Russe’s securities, any material interests of such persons in transactions with Charlotte Russe and other matters is required to be disclosed in proxy statements, the last one having been originally filed with the SEC on March 23, 2009 and distributed to Charlotte Russe’s stockholders. This information also will be available in Charlotte Russe’s Schedule 14D-9 and the Information Statement annexed thereto. These reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Charlotte Russe, that file electronically with the SEC.

Summary Financial Information.  Set forth below is certain summary financial information for Charlotte Russe and its consolidated subsidiaries excerpted from Charlotte Russe’s Annual Report on Form 10-K for the fiscal year ended September 27, 2008, its Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2009, its Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2008 and its Annual Report on Form 10-K for the fiscal year ended September 29, 2007. More comprehensive financial information is included in such reports and other documents filed by Charlotte Russe with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

	Nine Months	Nine Months
	Ended	Ended	Year Ended	Year Ended
	June 27,	June 28,	September 27,	September 29,
	2009	2008	2008	2007
	(In thousands, except per share amounts)

Operating Data
Net sales	$634,617	$616,528	$823,252	$740,939
Operating income	$4,373	$36,965	$26,965	$54,304
Net income	$2,525	$24,811	$18,165	$36,304
Basic earnings per share	$0.12	$1.05	$0.79	$1.44
Diluted earnings per share	$0.12	$1.04	$0.79	$1.43

	As of	As of	As of	As of
	June 27,	June 28,	September 27,	September 29,
	2009	2008	2008	2007
	(In thousands)

Balance Sheet Data
Total assets	$370,725	$371,935	$388,675	$407,113
Total liabilities	$173,809	$172,582	$195,425	$160,055
Stockholders’ equity	$196,917	$199,353	$193,250	$247,058

Financial Projections.  Certain financial projections prepared by Charlotte Russe’s management were made available to us in connection with our due diligence review of Charlotte Russe.

Charlotte Russe has advised us that its financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Charlotte Russe’s business, all of which are difficult to predict and many of which are beyond Charlotte Russe’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in Charlotte Russe’s periodic reports. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

Charlotte Russe has advised us that the financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with United States generally accepted accounting principles (“US GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by, and are the responsibility of, Charlotte Russe’s management. Neither Charlotte Russe’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

The inclusion of the financial projections in this Offer to Purchase will not be deemed an admission or representation by Charlotte Russe, the Dealer Manager or us that they are viewed by Charlotte Russe, the Dealer Manager or us as material information of Charlotte Russe.

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of our acquisition of Charlotte Russe pursuant to the Offer and the Merger. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. None of Charlotte Russe, Parent or Purchaser have updated or revised nor do they intend to update or otherwise revise the financial projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error.

Charlotte Russe’s Projected Consolidated Statement of Earnings

	Fiscal Year End September,
	2009	2010	2011	2012	2013
	(Dollars in millions)

Net Sales	$849.5	$911.4	$970.1	$1,037.5	$1,102.8
Net Income	$7.3	$24.5	$35.2	$44.3	$53.2
EBITDA(a)	$73.9	$84.6	$101.4	$113.0	$124.9

(a)	EBITDA as used above is defined as earnings before interest, taxes, depreciation and amortization, as well as before non-recurring charges, which includes items such as transition, impairment and other non-recurring items related to Charlotte Russe’s proxy contest and review of strategic alternatives.

Based on the information provided by Charlotte Russe, the only difference between the projections relied upon by the Charlotte Russe Board and those provided to prospective buyers was that those provided to prospective buyers excluded certain expenses related to public company costs and stock-based compensation.

CHARLOTTE RUSSE’S STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTED INFORMATION PROVIDED IN THIS OFFER TO PURCHASE.

9.	Certain Information Concerning Purchaser, Parent and the Sponsors

General.  The Offer is being made by Purchaser, a recently-formed Delaware corporation and a wholly-owned subsidiary of Parent. Purchaser and Parent were formed for the purpose of (i) entering into the Merger Agreement, and (ii) making this Offer and have not carried on any activities other than entering into the Merger Agreement and activities in connection with this Offer.

Purchaser was formed on July 21, 2009 under the laws of the State of Delaware. Purchaser is wholly-owned by Parent, which was formed on July 21, 2009. The principal offices of Purchaser and Parent is 75 State Street, 29th Floor, Boston, Massachusetts 02109, and their phone number is (617) 951-9400.

Purchaser and Parent are affiliates of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership, Advent International GPE VI-E Limited Partnership, Advent International GPE VI-F Limited Partnership, Advent International GPE VI-G Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, and Advent Partners GPE VI — A Limited Partnership (each, a “Sponsor” and collectively, the “Sponsors”), each of which is a private equity investment fund managed by Advent International Corporation, a Delaware corporation (“Advent”). The Sponsors are limited partnerships, each of which is organized under the laws of the State of Delaware or the Cayman Islands. The principal place of business of Advent and the Sponsors is 75 State Street, 29th Floor, Boston, Massachusetts 02109; and their phone number is (617) 951-9400.

Founded in 1984, Advent is one of the world’s leading global buyout firms, with offices in 15 countries on four continents. A driving force in international private equity for 25 years, Advent has built an unparalleled global platform of over 140 investment professionals across Western and Central Europe, North America, Latin America and Asia. The firm focuses on international buyouts, strategic repositioning opportunities and growth buyouts in five core sectors, working actively with management teams to drive revenue growth and earnings improvements in portfolio companies. Since inception, Advent International has raised $24 billion in private equity capital and, through its buyout programs, has completed more than 250 transactions valued at approximately $45 billion in 35 countries. Further information related to Advent can be found on its website at http://www.adventinternational.com. The information contained in, accessible from or connected to Advent’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any filings with the SEC. The website address referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Additional Information.  The name, citizenship, business address, current principal occupation (including the name and business and address of the organization in which such occupation is conducted) and material positions held during the past five years of each of the directors and executive officers of the Purchaser, Parent and the Sponsors are set forth in Schedule A to this Offer to Purchase.

None of the listed persons on Schedule A to this Offer to Purchase, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the listed persons on Schedule A to this Offer to Purchase, was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no transactions between Purchaser or, to the knowledge of the Purchaser, any of the persons or entities listed in Schedule A to this Offer to Purchase, on the one hand, and (i) Charlotte Russe or any of its affiliates that are not natural persons, on the other hand, concerning transactions with an aggregate value of more than one percent of the subject company’s consolidated revenues for the fiscal year when the transaction occurred, or the past portion of the current fiscal year, if the transaction occurred in the current year; or (ii) any executive officer, director or affiliate of Charlotte Russe that is a natural person, on the other hand, where the aggregate value of the transaction or series of similar transactions with that person exceeds $60,000.

Except as set forth elsewhere in this Offer to Purchase or the Merger Agreement, (i) none of the Purchaser or, to the knowledge of the Purchaser, any of the persons or entities listed in Schedule A to this Offer to Purchase, beneficially owns or has a right to acquire any Shares or any other equity securities of Charlotte Russe and (ii) none of the Purchaser or, to the knowledge of the Purchaser, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of Charlotte Russe during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser or, to the knowledge of the Purchaser, any of the persons or entities listed in Schedule A to this Offer to Purchase, on the one hand, and Charlotte Russe or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Based on the information provided by Charlotte Russe, all of Charlotte Russe’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all of their Shares, including shares of Common Stock underlying their Restricted Stock, which, as applicable, will no longer be subject to forfeiture provisions, held of record or beneficially by such persons immediately prior to the Expiration Date, and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In addition to, and concurrent with the execution of the Merger Agreement, Purchaser and Parent also entered into a Commitment Letter as defined and more fully described in Section 11 — “Purpose of the Offer and Plans for Charlotte Russe; Summary of the Merger Agreement and Certain Other Agreements.” The Sponsors have provided capital commitments sufficient to pay the Offer Price and all related fees and expenses of the Offer, and neither the Offer nor the Merger is subject to any financing condition. See Section 12 — “Source and Amount of Funds.”

10.	Background of the Offer; Contacts with Charlotte Russe

The following information was prepared by Advent, Parent, Purchaser and Charlotte Russe. Information about Charlotte Russe was provided by Charlotte Russe, and none of Advent, Parent, Purchaser or Dealer Manager takes any responsibility for the accuracy or completeness of the information regarding meetings or discussions in which Advent or its representatives did not participate. Advent, Parent and Purchaser have no knowledge that would indicate that any statements contained in this Section 10 — “Background of the Offer; Contacts with Charlotte Russe” are untrue. Information about Advent, Parent and Purchaser was provided by those parties, and Charlotte Russe does not take any responsibility for the accuracy or completeness of the information regarding meetings or discussions in which Charlotte Russe or its representatives did not participate.

In the ordinary course of its business, Advent and its affiliates from time to time review and evaluate potential acquisition opportunities in light of their respective historical operating performance, prospects for future growth and business needs, all in the context of the challenges and opportunities presented by the broader economy and the relevant industry.

Charlotte Russe is a mall-based specialty retailer of fashionable, value-priced apparel and accessories. Charlotte Russe is focused on providing exciting, fashion-forward merchandise that appeals to customers across age and socioeconomic boundaries, with a core emphasis on the lifestyle trends of young women in their teens and twenties. Charlotte Russe’s stores offer merchandise at value-oriented prices and the majority of its merchandise is sold under Charlotte Russe’s proprietary labels, including Charlotte Russe, Refuge and blu Chic. The remainder of Charlotte Russe’s merchandise consists of nationally-recognized brands popular with Charlotte Russe’s customers. As of August 31, 2009, Charlotte Russe operated 500 Charlotte Russe stores throughout 45 states and Puerto Rico.

During the summer of 2008, Advent and its affiliates began reviewing Charlotte Russe as a possible target and explored the viability of such an acquisition. As a result, in August 2008, representatives of Advent had discussions with members of the Charlotte Russe Board and advisors to Charlotte Russe, in which Advent expressed an interest in acquiring Charlotte Russe. Advent stated in an August 27, 2008 letter to the chairman of the Charlotte Russe Board that “Advent is a long term investor and as such recognizes that the share price is near its 52 week low and we are prepared to value the business based upon its intrinsic value.” The closing price for Charlotte Russe’s Common Stock on August 27, 2008 was $12.37. Charlotte Russe did not respond to this letter and had no further contacts with Advent regarding a possible acquisition until January 2009.

On November 12, 2008, Charlotte Russe announced the hiring of John D. Goodman as Chief Executive Officer, Emilia Fabricant as President and Chief Merchandising Officer and Frederick G. Silny as Executive Vice President and Chief Financial Officer. Mr. Goodman and Ms. Fabricant were also named to the Charlotte Russe Board.

Advent continued to monitor and review all of Charlotte Russe’s publicly-available information for the rest of 2008, and continued to have an interest in pursuing a possible transaction with Charlotte Russe. On January 8, 2009, Mr. Blitzer and Ms. Salopek met in New York City, at Advent’s request, with representatives of Advent who expressed interest in making an investment in Charlotte Russe or acquiring Charlotte Russe. Following that meeting, on January 13, 2009, Advent sent a letter to Ms. Salopek confirming its interest in an acquisition of Charlotte Russe. The Advent letter stated: “Based on public information, we would value Charlotte Russe in an acquisition of 100% of the outstanding shares on a per share basis of between $10.00 and $12.50.”

At a meeting held on January 14, 2009, the Special Committee discussed Advent’s expression of interest, as well as expressions of interest it had received earlier from two other parties, and the possibility of engaging in a review of strategic alternatives. This review of strategic alternatives, which would consider a possible sale of Charlotte Russe as well as other strategic transactions, would be distinct from the comprehensive review of Charlotte Russe’s business model, performance and strategic direction which had been initiated in early 2008 by the Charlotte Russe Board. The participants reviewed then current information regarding Charlotte Russe’s financial results for the first quarter, which indicated that Charlotte Russe’s financial performance in the first quarter would be substantially below market expectations. In the light of these anticipated results, and the overall climate for the economy and the retail industry, they considered the ability of Charlotte Russe to carry out its business strategy, the likely timing for accomplishing this objective, and the impact that the report of Charlotte Russe’s financial results would have on investors’ perception of Charlotte Russe and their willingness to support Charlotte Russe’s pursuit of its existing business strategy as an independent public corporation, and the possibility that the board of directors would face a proxy contest at the Company’s 2009 annual meeting of stockholders. They also reviewed with representatives of Cowen the effect that Charlotte Russe’s first quarter results and the industry climate were likely to have on the interest of potential acquirors in Charlotte Russe. The members of the Special Committee concluded that a review of strategic alternatives would be in the best interests of Charlotte Russe and its stockholders, but that a decision on whether to engage in a review of strategic alternatives should be made at the full board meeting to be held the following week, after receiving a presentation from management on Charlotte Russe’s financial performance in the first quarter of the fiscal year and its prospects for the balance of the year. The members of the Special Committee determined that if Charlotte Russe were to undertake a review of strategic alternatives, Charlotte Russe should issue a press release indicating that the Charlotte Russe Board was exploring strategic alternatives and then initiate a process that would include allowing a broad range of potential purchasers to make bids to acquire Charlotte Russe.

A meeting of all of the directors of the Charlotte Russe Board was convened on January 19, 2009. In addition to members of the Charlotte Russe Board, the meeting was attended by Fred Silny, Charlotte Russe’s Chief Financial Officer, and representatives of Company counsel, Cooley Godward Kronish LLP (“Cooley”), Covington & Burling LLP (“Covington”) and Cowen. Following a presentation on Charlotte Russe’s financial performance in the first quarter and prospects for the balance of the fiscal year, and presentations by Cooley, Covington and Cowen, the Charlotte Russe Board adopted resolutions to take the following actions: (i) increase the size of the Special Committee by one member and elect Leonard Mogil to fill the vacancy on the Special Committee, (ii) engage in an exploration of a full range of strategic alternatives to enhance stockholder value, including a possible sale of Charlotte Russe and (iii) make a public announcement of the decision to explore strategic alternatives. On January 21, 2009, Charlotte Russe issued a press release announcing that “its Board of Directors is engaged in a process to evaluate strategic alternatives, including a possible sale of Charlotte Russe.”

In February and March 2009, Charlotte Russe and Cowen prepared drafts of a confidential offering memorandum and financial model of Charlotte Russe to be used in the sale process and reviewed these documents with the board of directors, management and counsel. On March 12, 2009, Charlotte Russe issued a press release announcing that the Charlotte Russe Board had instructed Cowen to initiate a sale process as part of Charlotte Russe’s previously announced review of strategic alternatives. Beginning March 11, 2009, Cowen contacted a total of 79 parties who, it believed, might be interested in acquiring Charlotte Russe. Forty of these parties signed confidentiality agreements and received copies of the confidential offering memorandum and financial model. Given Advent’s continued interest in Charlotte Russe, it decided to participate as a bidder in Charlotte Russe’s sales process. These parties were invited to submit preliminary, non-binding indications of interest in acquiring Charlotte Russe by April 17, 2009.

By April 17, 2009, Cowen had received preliminary indications of interest from five parties, including Advent. Each of these parties indicated a per share range of consideration in cash or stock that it would pay to acquire Charlotte Russe. After having internal discussions, Advent submitted an indication of interest at $13.00 to $15.00 per share in cash. A second party who later submitted a bid (“Bidder B”) submitted an indication of interest at $14.00 to $15.00 per share in cash. Three other parties submitted indications of interest at $10.50 to $11.00 per share in cash, $10.00 to $12.00 per share in cash, and $10.00 to $12.00 per share in cash and stock, respectively. Cowen reviewed these indications of interest with the directors at an April 21, 2009 meeting of the Charlotte Russe Board that was also attended by Mr. Silny and representatives of Cooley and Covington. As part of its presentation, Cowen also reviewed the recent performance of Charlotte Russe’s Common Stock relative to other publicly-traded apparel retailers in its market segment, analyst expectations regarding Charlotte Russe’s financial performance, and the market valuation of such other apparel retailers based on various financial metrics. The Charlotte Russe Board also received presentations from representatives of Cooley and Covington on the directors’ fiduciary duties. The Charlotte Russe Board then determined to proceed with the sale process, and approved further communications by Cowen to each of the five parties that had submitted indications of interest. Based on these communications, three of the parties proceeded into the next stage of the sale process.

Between April 21 and June 10, 2009, the three interested parties conducted due diligence on Charlotte Russe and attended presentations by Charlotte Russe’s management. Each of these parties also was sent a form of merger agreement and bid instruction letter, which instructed them to make a written submission by June 10, 2009 containing an offer to acquire 100% of the equity of Charlotte Russe with a mark-up of the form of merger agreement, showing any changes that the bidder proposed to make. One of the three interested parties elected not to submit a proposal. In late May 2009, Cowen was contacted on behalf of an additional party which expressed interest in acquiring Charlotte Russe. The additional party subsequently signed a confidentiality agreement but when it was advised that in order to participate in the sale process it would have to submit a written offer by June 10, 2009, it elected not to participate.

At an in-person meeting of the Charlotte Russe Board held on June 9, 2009, Cowen reviewed the status of the sale process and representatives of Cooley and Covington advised the directors on their fiduciary duties in connection with the sale process.

By June 12, 2009, Advent and Bidder B had submitted written proposals to acquire Charlotte Russe, which were reviewed at a June 12, 2009 meeting of the Charlotte Russe Board.

•	Advent submitted a written proposal to acquire 100% of Charlotte Russe’s Common Stock at $13.00 per share in cash. Advent submitted a revised draft merger agreement detailing its comments on Charlotte Russe’s proposed form, and described the due diligence that it required to be completed prior to entering into the definitive merger agreement. Advent’s proposal was not subject to a financing contingency and requested a 21-day exclusive negotiation period.

•	Bidder B submitted a written proposal to acquire 100% of Charlotte Russe’s Common Stock at $14.50 per share in cash. The proposal was subject to a financing contingency, as well as completion of due diligence. The offer also described changes that Bidder B requested to Charlotte Russe’s proposed form of merger agreement. Bidder B’s proposal requested an exclusive negotiation period until July 10, 2009.

At an in-person meeting of the Special Committee held on June 10, 2009 and a telephonic meeting of the Special Committee held on June 14, 2009, the members of the Special Committee discussed whether future decisions regarding the sale process should be made by the Special Committee, rather than all the directors of the Charlotte Russe Board. The discussion of this question at the June 14th meeting included the fact that

Bidder B had indicated a desire to “partner” with management. The members of the Committee decided at the June 14, 2009 meeting that it was permissible for the management directors to continue to participate in Charlotte Russe Board’s decisions regarding the sale process at that time, since the Charlotte Russe Board was seeking to encourage both participants to strengthen their bids, and was not yet at the point of selecting a single bidder with which to negotiate an agreement. At a telephonic meeting of the Charlotte Russe Board held on June 14, 2009, Cowen reviewed the status of discussions with Advent and Bidder B; representatives of Cooley and Covington provided a detailed comparison of the bids submitted by Advent and Bidder B; and the board of directors confirmed the decision of the Special Committee that decisions regarding the sale process should continue to be made by the full board of directors for the time being.

Between June 12 and June 19, 2009, Cowen engaged in discussions with Advent and Bidder B regarding their proposals. Advent engaged in internal discussions based on Charlotte Russe’s future prospects and decided to raise its bid. On June 18, 2009, Advent submitted a revised written proposal to acquire 100% of Charlotte Russe’s Common Stock at $15.25 per share in cash. The revised proposal withdrew Advent’s request for Charlotte Russe to negotiate exclusively with Advent. On June 19, 2009, Cowen received a revised mark-up of the merger agreement from Bidder B, and a Bidder B representative informed Cowen orally that Bidder B was increasing its bid to $15.50 per share.

At a telephonic meeting of the Special Committee held on June 17, 2009, the members of the Special Committee discussed the status of the sale process and the methods that could be followed to encourage each of the remaining bidders to increase its price and to reduce the contingencies contained in its proposal.

The Charlotte Russe Board convened a meeting on June 19, 2009, which was also attended by Mr. Silny, to consider the proposals from Advent and Bidder B.

At the meeting of the Charlotte Russe Board, Cowen described its discussions with Advent and Bidder B; and Cooley, Covington and Cowen provided the directors with oral and written comparisons of the proposals from Advent and Bidder B. Cooley and Covington also advised the directors on their fiduciary duties related to the consideration of the two proposals.

The comparisons of the Advent and Bidder B proposals identified several material differences between the non-financial terms of the two proposals. Among other factors, the proposal from Bidder B was conditioned on obtaining third party debt financing. If Bidder B was in breach of its obligation to close the transaction, Charlotte Russe’s only remedy would be to collect a $25,000,000 termination fee. The form of merger agreement submitted by Charlotte Russe had contemplated a transaction structured as a cash tender offer followed by a merger in order to enable the closing to occur as promptly as possible following the execution of the definitive agreement. Bidder B communicated a preference for structuring the acquisition of Charlotte Russe as a one-step merger.

The Advent proposal was not subject to a financing contingency and Advent agreed that if Parent and Purchaser were in breach of their obligation to close the transaction, Charlotte Russe would be able to pursue a claim against Advent for breach of contract. Advent also indicated that one of its groups of investment funds with substantial assets would guarantee Parent and Purchaser’s obligations under the merger agreement and that it was prepared to structure the transaction as a cash tender offer followed by a merger, as proposed by Charlotte Russe.

Based on these and other differences between the two proposals, the Charlotte Russe Board concluded that the risk that the transaction would not close was materially higher under Bidder B’s proposal than under the Advent proposal and that, in the judgment of the Charlotte Russe Board, the greater certainty of closing under the Advent proposal outweighed the $0.25 per share difference in price between the two proposals. Therefore, the Charlotte Russe Board decided to proceed with negotiations with Advent on a non-exclusive basis, while offering Bidder B the opportunity to remain in the process, but without agreeing to Bidder B’s request for exclusivity.

Subsequent to this meeting, Cowen informed Bidder B that its price was competitive, but that its conditions and form of merger agreement mark-up placed Bidder B at a disadvantage relative to Advent. Charlotte Russe was prepared to continue with due diligence and negotiate a merger agreement with Bidder B, but only on a non-exclusive basis. In response Bidder B requested that Charlotte Russe agree to reimburse its further due diligence costs. This request was considered at a meeting of the Special Committee on June 24, 2009. While the members of the Special Committee recognized that it was advantageous to have two bidders actively involved in the sale process, they decided to reject Bidder B’s request because they believed that a reimbursement arrangement with Bidder B could have an adverse impact on Charlotte Russe’s discussions with Advent, whether or not Charlotte Russe offered Advent a similar reimbursement arrangement.

Between June 24 and July 27, 2009 Advent proceeded with its due diligence, and Cooley and Covington and Advent’s counsel, Weil, Gotshal & Manges LLP (“Weil”) negotiated the draft merger agreement and other transaction documents. At a telephonic board meeting held on July 6, 2009, the participants reviewed the status of discussions with Advent, and Cowen’s communications with Bidder B, which had not responded to Cowen’s request that Bidder B submit a written proposal if it wished to continue to participate in the sale process.

At a series of meeting of the Charlotte Russe Board and the Special Committee held between July 10 and July 17, 2009, the members discussed whether the announcement of earnings for the quarter ended June 30, 2009 should be delayed or the negotiations with Advent should be accelerated to avoid having an earnings announcement without any disclosure regarding the status of the sale process. At a telephonic board meeting held on July 21, 2009, the Charlotte Russe Board decided to make the earnings announcement on July 21, 2009 and not attempt to complete negotiations with Advent so as to be able to announce an agreement with Advent at the same time. Mr. Blitzer, Mr. Del Rossi, Mr. Kleinberger, Mr. Mogil and Ms. Salopek voted in favor of this decision; Ms. Fabricant and Mr. Goodman voted against this decision.

On July 21, 2009, the Special Committee held an in-person meeting at which it discussed retaining its own financial advisor after which a representative of the Special Committee contacted Peter J. Solomon Company, L.P. (“PJSC”);

On July 22, 2009, the Charlotte Russe Board held an in-person meeting at which it discussed issues that had arisen in the negotiation of a merger agreement with Advent.

On July 27, 2009, the Special Committee entered into an engagement letter to retain PJSC to act as a financial and strategic advisor to the Special Committee and, if requested, to provide a fairness opinion to the Special Committee and the Charlotte Russe Board in connection with an acquisition of Charlotte Russe in addition to the fairness opinion to be provided by Cowen. On July 28, 2009, Advent informed the Charlotte Russe Board that it wished to begin negotiation of employment arrangements with Charlotte Russe’s senior management, which would likely result in certain members of senior management receiving an equity interest in the post-acquisition Company. In light of this factor, the Special Committee concluded, at a meeting on July 28, 2009, that the interests of the two management directors in a transaction with Advent could differ from the interests of other stockholders; and therefore, beginning that day, decisions regarding a possible sale of Charlotte Russe to Advent would be made by the Special Committee.

An in-person meeting of the Special Committee was convened on July 30, 2009. All the members of the Special Committee and representatives of Covington attended the meeting. Both Cowen and PJSC made separate presentations to the Special Committee at the meeting regarding Advent’s $15.25 cash offer. At the Special Committee’s invitation, Ms. Fabricant joined the meeting by telephone during these presentations. During their respective presentations, the Cowen and PJSC representatives stated that their analyses led those representatives to regard Advent’s proposed price of $15.25 per share to be received by the holders of Shares in the proposed transaction as fair, from a financial point of view, to the holders of Shares, although that did not represent a fairness opinion of their firm and, if a fairness opinion were requested from their firm, the issuance of such an opinion would be subject to the finalization of their firm’s analyses, in the case of Cowen to review by its fairness opinion review committee (which had not yet convened) and a determination by its committee whether to authorize the issuance of such an opinion, and in the case of each firm to the qualifications, assumptions and limitations that would be contained in any opinion approved for issuance by their firm. Following the presentations by PJSC and Cowen, the Special Committee met with representatives of Covington, who reviewed the fiduciary duties of the members of the Special Committee. The Special Committee then discussed Advent’s offer of $15.25 per share and the possible ramifications of rejecting the offer and terminating the sale process. At the end of that discussion the Special Committee unanimously concluded that the $15.25 price was not acceptable, and that $17.50 per share was the minimum acceptable price to the Special Committee for a sale of the Company at the present time, based on their view of the Company’s prospects over the next several years. The Special Committee informed Advent of this decision following the meeting. After hearing from Charlotte Russe, Advent decided to increase its bid. Later that day the Charlotte Russe Board received a letter from Advent in which Advent stated: “In a final effort to come to agreement, we are willing to raise our offer to $16.00, payable in cash.” Advent also stated that it was prepared to execute the form of merger agreement that had most recently been presented to Advent by Charlotte Russe’s counsel. That form of merger agreement included a clause, previously rejected by Advent, which would give the Company the right to the remedy of specific performance if Advent failed to close the merger in violation of the agreement.

A telephonic meeting of the Charlotte Russe Board was convened on August 1, 2009 to discuss Advent’s latest proposal. The meeting was also attended by Mr. Silny and representatives of Cooley and Covington. The written materials that Cowen and PJSC had presented at the July 30th Special Committee meeting were made available to all members of the Charlotte Russe Board prior to the August 1st meeting. At the August 1st meeting, representatives of Cooley and Covington advised the Charlotte Russe Board regarding the purpose of the meeting and the decisions before the Charlotte Russe Board with respect to the potential transaction with Advent and the continuation of Charlotte Russe’s sale process generally, including the duties of the directors in conducting the sale process and approving any sale transaction. The members of management at the meeting provided an overview of Charlotte Russe’s recent performance and the outlook for the remainder of the fourth quarter, including a discussion of the weak sales in Charlotte Russe’s stores during the month of July and management’s expectation that Charlotte Russe’s earnings per share before transition costs would be in the lower end of Charlotte Russe’s recent earnings guidance of $0.18 to $0.26 per share excluding transition costs. Ms. Salopek and Covington reported on the recent meetings of the Special Committee and the actions taken at those meetings. The Charlotte Russe Board then discussed the adequacy of the $16.00 per share price being offered by Advent and the ramifications of rejecting this offer and possibly terminating the sale process. During this discussion the members of the Special Committee all stated their belief that the $16.00 price was inadequate, based on their view of Charlotte Russe’s prospects over the next several years. Ms. Fabricant indicated that she considered the $16.00 per share price offered by Advent to be compelling given the current status of Charlotte Russe and the capital markets.

The meeting of all of the directors of the Charlotte Russe Board was temporarily adjourned to allow the Special Committee to convene and further consider Advent’s $16.00 per share offer. The Special Committee then conducted a telephonic meeting in which all the members of the Special Committee and representatives of Covington were present. In that meeting the members of the Special Committee unanimously reaffirmed their conclusion that Advent’s $16.00 per share offer was not acceptable and that $17.50 was an acceptable price to the Special Committee for an acquisition of Charlotte Russe at the present time, based on their view of Charlotte Russe’s prospects over the next several years. The meeting of all of the directors of the Charlotte Russe Board was then reconvened, and the Special Committee reported their conclusion to the other participants in the full board meeting. Ms. Salopek requested Mr. Goodman’s views on the Special Committee’s decision, and Mr. Goodman noted that based on all the information currently available to him, he did not agree with the Special Committee’s decision.

Following the meeting, Ms. Salopek orally communicated the Special Committee’s decision to Advent. After internal discussions, Advent decided that it needed more time to consider Charlotte Russe’s proposed price. On August 4, 2009 the meeting of all of the directors of the Charlotte Russe Board received a letter from Advent in which Advent stated that it would need to do additional due diligence to determine whether it could agree to the $17.50 price. Meetings of the Special Committee and all of the directors of the Charlotte Russe Board were held on August 5, 2009, and it was agreed that Charlotte Russe should comply with Advent’s request for additional due diligence, subject to receiving a final decision from Advent by August 12, 2009 on whether it agreed to the $17.50 price. Following a due diligence meeting at Charlotte Russe’s offices on August 11, 2009, Advent sent all of the directors of the Charlotte Russe Board a letter, dated August 12, 2009, in which Advent identified several points relating to Charlotte Russe’s business which it wanted to clarify over the next few weeks, and it requested until August 28, 2009 to finalize a definitive agreement with Charlotte Russe. The Advent request was discussed at meetings of the Special Committee and the Charlotte Russe Board held on August 13, 2009, and a decision was reached to set a deadline of August 17, 2009 for Advent to agree to the $17.50 price. Following discussions with Advent during the evening of August 13, 2009, a meeting of the Special Committee was held at which it was decided to extend the deadline to August 21, 2009. On August 14, 2009 Charlotte Russe and Advent agreed to a deadline of noon on August 21, 2009 for Advent to confirm agreement to the $17.50 per share price, and assuming such confirmation, August 24, 2009 (prior to market opening) for a public announcement of the transaction, following execution of definitive agreements by Advent and Charlotte Russe.

Advent conducted additional diligence on Charlotte Russe and, after internal discussions based on the Company’s financial prospects, agreed to Charlotte Russe’s $17.50 per share price. On August 21, 2009, after meetings of the Special Committee and the Charlotte Russe Board, Advent orally confirmed agreement to the $17.50 per share price.

Telephonic meetings of the Special Committee, the compensation committee and the meeting of all of the directors of the Charlotte Russe Board were convened on August 23, 2009 to act on the agreement with Advent and related matters.

All members of the Special Committee and representatives of Covington attended the Special Committee meeting. The representatives of Covington reviewed the fiduciary duties of the members of the Special Committee in voting on the agreement with Advent. Cowen and PJSC made separate presentations to the meeting. Each firm gave its respective financial analysis as to the fairness of the per share price of $17.50 to be received by Charlotte Russe’s holders of Shares in the proposed transaction with Advent and expressed its oral opinion (subsequently confirmed by its respective written opinion dated August 23, 2009) that, as of the August 23, 2009 date of the meeting and subject to the assumptions, qualifications and limitations to be set forth in its respective written opinion, the proposed per share price to be received by holders of Shares in the proposed transaction was fair, from a financial point of view, to holders of Shares (you are urged to read those written opinions, which are set forth in their entirety in Annexes II and III, respectively, to the Schedule 14D-9, and the discussion of those opinions in Item 4 of the Schedule 14D-9 under the captions “Opinion of Cowen” and “Opinion of PJSC,” respectively). The Special Committee then unanimously adopted a resolution recommending to the meeting of all of the directors of the Charlotte Russe Board that it (i) declare advisable and approve the proposed merger agreement with Advent and (ii) recommend that the holders of Charlotte Russe Common Stock accept the Offer to be made by Advent pursuant to the merger agreement and tender their shares of Common Stock pursuant to the Offer and adopt the merger agreement.

All members of the compensation committee, and Mr. Mogil and Ms. Salopek and representatives of Covington attended the meeting of the compensation committee. Mr. Del Rossi described advice he had received from the compensation committee’s compensation consultant, Hay Group, regarding term sheets that Advent had provided describing the terms it proposed for the employment of certain members of Charlotte Russe’s senior management following the closing of the Advent acquisition. The compensation committee then adopted a series of resolutions relating to the transaction with Advent, including a resolution approving the arrangements described in these term sheets and finding that these arrangements constitute an “employment compensation, severance or other employee benefit arrangement” that satisfies the requirements of the non-exclusive safe harbor set forth in under Rule 14d-10(d)(2) under the Exchange Act, as amended.

All members of the Charlotte Russe Board, Mr. Silny, and representatives of Cooley and Covington attended the board meeting. The representatives of Cooley reviewed the fiduciary duties of the members of the board of directors in voting on the agreement with Advent. Cowen and PJSC made separate presentations to the meeting. Each firm gave its respective financial analysis as to the fairness of the per share price of $17.50 to be received by holders of Shares in the proposed transaction with Advent and expressed its respective oral opinion (subsequently confirmed by its respective written opinion dated August 23, 2009) that, as of the August 23, 2009 date of the meeting and subject to the assumptions, qualifications and limitations to be set forth in its respective written opinion, the proposed price per share to be received by holders of Shares in the proposed transaction was fair, from a financial point of view, to holders of Shares (you are urged to read those written opinions, which are set forth in their entirety in Annexes II and III, respectively, to the Schedule 14D-9, and the discussion of those opinions in Item 4 of the Schedule 14D-9 under the captions “Opinion of Cowen” and “Opinion of PJSC,” respectively). The meeting of all of the directors of the Charlotte Russe Board then unanimously adopted a set of resolutions relating to the transaction with Advent including resolutions (i) declaring advisable and approving the Merger Agreement and (ii) recommending that the holders of Charlotte Russe’s Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer and adopt the Merger Agreement.

Charlotte Russe, Parent and Purchaser entered into the Merger Agreement on August 24, 2009.

11.	Purpose of the Offer and Plans for Charlotte Russe; Summary of the Merger Agreement and Certain Other Agreements

Purpose of the Offer; Plans for Charlotte Russe

Purpose of the Offer.  The purpose of the Offer is for Advent, through the Purchaser, to acquire control of, and the entire equity interest in, Charlotte Russe. The Offer, as the first step in the acquisition of Charlotte Russe, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

If you sell all of your Shares in the Offer, you will cease to have any equity interest in Charlotte Russe or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Charlotte Russe. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Charlotte Russe.

Short-form Merger.  The General Corporation Law of the State of Delaware (“DGCL”) provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, then Parent and Purchaser plan to effect the Merger without prior notice to, or any action by, any other stockholder of Charlotte Russe if permitted to do so under the DGCL. Even if Parent and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser could seek to purchase additional Shares in the open market, from Charlotte Russe or otherwise, in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for Charlotte Russe.  Except as otherwise provided below or elsewhere in this Offer to Purchase, it is expected that, initially following the Merger, the business and operations of Charlotte Russe will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted.

Assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, Parent is entitled and currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation (rounded up to the nearest number of directors) on, and control of, the Charlotte Russe Board. See “Summary of the Merger Agreement — Charlotte Russe’s Board of Directors” below.

Parent and Purchaser are continuing to conduct a detailed review of Charlotte Russe and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Purchaser will continue to evaluate the business and operations of Charlotte Russe during the pendency of the Offer and after the completion of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances existing at that time. Thereafter, Parent intends to review that information as part of a comprehensive review of Charlotte Russe’s business, operations, capitalization and management with a view to optimizing development of Charlotte Russe’s potential in conjunction with Charlotte Russe’s existing businesses and Advent’s investment strategies. It is possible that we could implement changes to Charlotte Russe’s business, corporate structure, charter, bylaws, capitalization, board of directors and management, that could involve, among other things, consolidating and streamlining certain operations and reorganizing, relocating, liquidating or otherwise disposing of other businesses, operations and material assets, including the winding up of Charlotte Russe’s separate existence and integration of Charlotte Russe’s business and operations into one or more of the Advent’s (or its affiliates’) portfolio companies. Except as disclosed in this Offer to Purchase, Parent, Purchaser and Advent have no current plans with respect to any of such matters, but Parent reserves the right to change its plans and intentions at any time, as it deems appropriate.

After completion or termination of the Offer, we may seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon terms and at prices as we determine, which may be more or less than the Offer Price. If we do not acquire sufficient Shares in the Offer, including any subsequent offering period, to complete the Merger under the short-form merger provisions of the DGCL, we may decide to acquire additional Shares by exercising the Top-Up Option, subject to the limitations set forth in the Merger Agreement.

In connection with the Offer and pursuant to Rule 14d-10(a)(2) of the Exchange Act, the compensation committee of the Charlotte Board (the “Compensation Committee”) adopted and approved, and the Charlotte Russe Board ratified, confirmed and approved, each employment arrangement between Charlotte Russe and certain members of management of Charlotte Russe (the “Employment Arrangements”), which Employment Arrangements generally provide that those members of management are entitled to receive (i) continued employment with Charlotte Russe on the same terms and conditions following the Effective Time of the Merger as before the Merger, (ii) time and performance based equity incentive awards and (iii) an opportunity to make an equity co-investment in connection with the Merger.

At the time of the Compensation Committee’s adoption and approval of the Employment Arrangements, all members of the Compensation Committee satisfied the independence requirements of the Nasdaq Stock Market applicable to compensation committee members, as in effect at that time, when and as required by the Nasdaq Stock Market, including any exceptions permitted by these requirements. Each member of the Compensation Committee satisfies the “non-employee director” standard within the meaning of Rule 16b-3 promulgated under the Exchange Act, and the “outside director” standard within the meaning of Section 162(m) of the Code.

Summary of the Merger Agreement

This section of the Offer to Purchase describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary of the material provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is incorporated in this Offer to Purchase by reference and a copy of which is filed as Exhibit (d)(1) to the Schedule TO that Purchaser has filed with the SEC (the “Schedule TO”). The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9 — “Certain Information Concerning Purchaser, Parent and the Sponsors.” Stockholders and other interested parties are encouraged to read the full text of the Merger Agreement for a more complete description of the provisions summarized below.

The Offer.  The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, but in no event later that five business days, after the execution of the Merger Agreement, and that, subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 13 — “Conditions of the Offer,” Purchaser will accept for payment and promptly pay for all Shares validly tendered and not validly withdrawn in the Offer after the Expiration Date.

The obligations of Purchaser (and the obligations of Parent to cause the Purchaser) to commence the Offer and to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction or waiver of certain conditions that are described in Section 13 — “Conditions of the Offer.” Purchaser expressly reserves the right to increase the Offer Price and to extend the Offer to the extent required by law in connection with such increase, to waive any condition to the Offer and/or modify the terms of the Offer, except that without the consent of Charlotte Russe, Purchaser cannot waive or make any of the following modifications to the Offer:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	waive the Minimum Tender Condition;

•	add to the conditions to the Offer described in Section 13 — “Conditions of the Offer” or modify any of those conditions in a manner adverse to holders of Shares;

•	extend the Expiration Date other than in accordance with the Merger Agreement;

•	change the form of consideration payable in the Offer; or

•	otherwise amend the Offer in any manner adverse to the holders of Shares.

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•	If any of the conditions to the Offer have not been satisfied or waived on or before any scheduled Expiration Date, we will extend the Offer for successive periods of up to ten business days each, until those conditions are satisfied or waived. However, we are not required to extend the Offer beyond October 30, 2009 (the “Outside Date”).

•	The Offer will also be extended for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC.

•	After the expiration of the Offer and acceptance of the Shares validly tendered in, and not validly withdrawn from, the Offer, the Merger Agreement may require us, or we may otherwise decide, to provide one or more “subsequent offering periods” in accordance with Rule 14d-11 under the Exchange Act, if Parent and Purchaser do not hold, in the aggregate, at least 90% of the issued and outstanding Shares following the time for acceptance of tendered Shares. A subsequent offering period, if included, will be an additional period of at least 10 business days, and not more than 20 business days, beginning on the next business day following the Expiration Date (however, in no event will any subsequent offering period extend beyond November 13, 2009). If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer Price.

If we provide a subsequent offering period, you will be permitted to tender your Shares, but not withdraw your Shares, and receive $17.50 per Share, net to you in cash, without interest and less any applicable withholding taxes. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

The Expiration Date.  Unless extended in accordance with the terms of the Merger Agreement and applicable law, the Offer will expire at midnight, New York City time, at the end of the day on Monday, September 28, 2009. Purchaser has agreed that it will not terminate the Offer before any scheduled Expiration Date, unless the Merger Agreement is terminated pursuant to its terms.

Charlotte Russe’s Board of Directors.  Under the Merger Agreement, subject to applicable law and NASDAQ rules, after Purchaser accepts for payment and pays for any Shares validly tendered and not validly withdrawn in the Offer (the “Acceptance Time”), Parent is entitled to designate the number of directors that will give Purchaser representation on the Charlotte Russe Board equal to at least that number of directors that is the product of (i) the total number of directors on the Charlotte Russe Board (giving effect to the directors elected pursuant to this sentence), multiplied by (ii) the ratio of (A) the number of shares of Common Stock that Parent beneficially owns directly or indirectly to (B) the total number of shares of Common Stock that are issued and outstanding. At the request of Parent or Purchaser, Charlotte Russe will use its commercially reasonable efforts to cause the election of the Purchaser’s designees, including by using its commercially reasonable efforts to cause (i) a corresponding increase in the size of the Charlotte Russe Board and/or (ii) a corresponding number of directors to tender their resignations as directors, effective as of date of the request, and to deliver to Parent written evidence of the resignation(s).

If Purchaser’s designees are appointed or elected to the Charlotte Russe Board, until the Effective Time, the Charlotte Russe Board will have at least two directors who were directors of Charlotte Russe on the date of the Merger Agreement and who are not officers of Charlotte Russe or any of its subsidiaries (the

“Independent Directors”). If the number of Independent Directors is reduced below two for any reason, the remaining Independent Directors will be entitled to designate persons to fill those vacancies who will be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors will designate three persons to fill those vacancies who are not officers, stockholders or affiliates of Charlotte Russe, any of its subsidiaries, Parent or Purchaser, and those persons will be deemed to be Independent Directors for purposes of the Merger Agreement.

Upon request of Parent, Charlotte Russe will also cause Parent’s designees to constitute at least the same percentage on (i) each committee of the Charlotte Russe Board, subject to compliance with applicable securities Laws and NASDAQ rules, and (ii) each board of directors (or similar body) of each Charlotte Russe subsidiary and each committee of that board (or similar body) that Purchaser’s designees represent on the Charlotte Russe Board. After the Acceptance Time, Charlotte Russe will also, upon Parent’s request, promptly take all action necessary to elect to be treated as a “controlled company” (as defined by NASDAQ Marketplace Rule 5615(c)(1)) and make all necessary filings and disclosures associated with that status. Charlotte Russe’s obligations to appoint designees to the Charlotte Russe Board are subject to Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder.

Following the election or appointment of Parent’s designees, the approval by affirmative vote or written consent of all of the Independent Directors then in office will be required to authorize (and that authorization will constitute the authorization of the Charlotte Russe Board and no other action on the part of Charlotte Russe will be required or permitted to authorize) (i) any amendment or termination of the Merger Agreement by Charlotte Russe, (ii) any extension of time for performance of any obligation or action thereunder by Parent or Purchaser or (iii) any waiver or exercise of any of Charlotte Russe’s rights under the Merger Agreement.

The Merger.  The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into Charlotte Russe and, as a result of the Merger, the separate corporate existence of Purchaser will cease;

•	Charlotte Russe will be the Surviving Corporation; and

•	all of the rights, title and possession to all assets, property, rights, privileges, powers and franchises of Charlotte Russe and Purchaser will vest in the Surviving Corporation and continue unaffected by the Merger.

Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted automatically into the right to receive $17.50 (or any greater per Share price paid in the Offer), without interest thereon and less any required withholding taxes (the “Merger Consideration”), payable to the holder thereof in accordance with the terms of the Merger Agreement. At the Effective Time, all Shares will no longer be outstanding and will automatically be cancelled and all cease to exist, and each holder of any of those Shares immediately prior to the Effective Time will cease to have any rights with respect to those Shares, except the right to receive the Merger Consideration.

Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand, and who properly demands, appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (such Section, “Section 262” and, such Shares, “Company Dissenting Shares”) will not be converted into the right to receive the Merger Consideration but rather, the holders of Company Dissenting Shares will be entitled only to payment of the fair value of such Company Dissenting Shares in accordance with Section 262 (and, at the Effective Time, those Company Dissenting Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and those holders will cease to have any right with respect thereto, except the right to receive the fair value of such Company Dissenting Shares in accordance with Section 262). If any of those holders fail to perfect or otherwise waive, withdraws or loses the right to appraisal under Section 262, then the right of such holder to be paid the fair value of those holders’ Company Dissenting Shares will cease and those Company Dissenting

Shares will be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration.

As of the Effective Time, (i) the by-laws of Purchaser will be the by-laws of the Surviving Corporation, (ii) the certificate of incorporation of the Surviving Corporation will be amended to conform to Purchaser’s certificate of incorporation, (iii) the directors of Purchaser will be the initial directors of the Surviving Corporation, and (iv) Charlotte Russe’s officers will be the initial officers of the Surviving Corporation.

Conditions to the Obligation to Close the Merger.  The obligations of Parent and Purchaser, on the one hand, and Charlotte Russe, on the other hand, to complete the Merger are subject to, among other things, the satisfaction of the following conditions:

•	the adoption of the Merger Agreement and the approval of the Merger by the stockholders holding a majority of the issued and outstanding shares of Common Stock of Charlotte Russe, if required by applicable law;

•	the termination or expiration of the waiting period (and any extension thereof) applicable to the Merger under the HSR Act; and

•	no judgment issued by a court of competent jurisdiction or by a governmental authority, nor any law or other legal restraint or prohibition, can be in effect that would make the Merger illegal or otherwise prevent the completion thereof; provided that the party seeking to assert this condition must have used those efforts required hereunder to resist, lift or resolve the judgment, law or other legal restraint or prohibition.

Moreover, the obligations of Parent and Purchaser to complete the Merger are subject to Purchaser’s acceptance for payment of Shares validly tendered pursuant to the Offer. The Company’s obligations to complete the Merger are also subject to the performance by Parent and Purchaser in all material respects of all obligations to be performed by them under the Merger Agreement at or before the closing of the Merger.

Top-Up Option.  The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form merger” pursuant to applicable Delaware law. Pursuant to the Merger Agreement, Charlotte Russe granted Purchaser an irrevocable option to purchase, at a price per Share equal to the Offer Price, at any time at or following acceptance for payment of the tendered Shares, that number of newly-issued Shares, the Top-Up Shares, equal to the number of Shares that, when added to the number of Shares held of record by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes at least one Share more than 90% of the total Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option (after giving effect to the Shares reserved for issuance under Charlotte Russe’s equity plans), subject to certain limitations set forth in the Merger Agreement and subject to the number of unissued shares authorized under Charlotte Russe’s certificate of incorporation as of immediately before the issuance of the Top-Up Shares. The exercise price for the Top-Up Option may be paid by Purchaser either in cash or, at its election, with a promissory note bearing interest at the applicable Federal rate determined under Section 1274(d) of the Code or by any combination of cash and such promissory note, at a price per share equal to the Offer Price.

Treatment of Options, Restricted Stock Units and Other Equity Plans.  The Merger Agreement, Charlotte Russe’s equity incentive plans and/or its equity award agreements provide for the acceleration of unvested securities and derivative securities of Charlotte Russe as follows:

•	Immediately following the completion of the Offer, all outstanding but unvested (i) shares of restricted stock, (ii) restricted stock units and (iii) performance stock units will vest.

•	At the Effective Time, all outstanding but unexercised options to acquire Shares will vest in full and be cancelled in the Merger in exchange for a lump sum cash payment payable by the Surviving Corporation in an amount equal to (x) the excess, if any, of $17.50 (i.e., the Offer Price) over the exercise price per Share applicable to the award, times (y) the total number of Shares for which such award is exercisable. At the Effective Time, any outstanding but unexercised options with an exercise price per share that equals or exceeds the Offer Price will terminate and be cancelled without consideration.

Meeting of Stockholders to Approve the Merger; Merger Without Meeting of Stockholders.  If the adoption of the Merger Agreement by the holders of Common Stock is required by law, Charlotte Russe will, at Parent’s request:

•	as soon as practicable following the expiration of the Offer, duly set a record date for, and call and give notice of, a meeting of its stockholders for the purpose of seeking the required stockholder vote for the approval of the Merger Agreement by the holders of a majority of the issued and outstanding shares of Common Stock (the “Required Stockholder Vote”), regardless of whether the Charlotte Russe Board has withdrawn or modified its approval or recommendation of the Merger Agreement, the Merger or the Transactions;

•	as soon as practicable following the expiration of the Offer, prepare and file with the SEC a proxy statement and cause a definitive proxy statement for the special meeting to be mailed to its stockholders; and

•	recommend to its stockholders that they give the Required Stockholder Vote and use its commercially reasonable efforts to solicit proxies from its stockholders in favor of the adoption of the Merger Agreement and approval of the Merger and secure the required approval of the stockholders.

Charlotte Russe has agreed to include in the proxy statement the Recommendation (as defined below) of the Charlotte Russe Board that stockholders of Charlotte Russe vote in favor of the adoption of the Merger Agreement and the approval of the Merger. The Merger Agreement provides that Parent will vote, or cause to be voted, all of the Shares then-owned of record by Parent, or Purchaser or with respect to which Parent or Purchaser have sole voting power, if any, in favor of the adoption of the Merger Agreement and approval of the Merger.

If Parent, Purchaser and any of their subsidiaries and affiliates hold, in the aggregate, at least 90% of the outstanding Shares after Purchaser accepts for payment Shares validly tendered and not validly withdrawn in the Offer and after any subsequent offering period, the parties to the Merger Agreement will cause the Merger to become effective as promptly as practicable without a meeting of Charlotte Russe’s stockholders pursuant to Section 253 of the DGCL.

Representations and Warranties.  The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement, and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, Charlotte Russe. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Charlotte Russe, Parent, Purchaser, or any of their respective subsidiaries or affiliates.

In the Merger Agreement, Charlotte Russe has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Charlotte Russe and its subsidiaries, including, but not limited to, organization, standing, power and authority;

•	its capitalization;

•	its subsidiaries;

•	the authority of Charlotte Russe to enter into the Merger Agreement, including approval by the Charlotte Russe Board, on recommendation of the Special Committee;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	the absence of certain liens;

•	financial statements and public SEC filings;

•	the absence of undisclosed liabilities;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	conduct of business in all material respects in the ordinary course of business consistent with past practice and the absence of a Company Material Adverse Effect (as defined below);

•	litigation;

•	the offer documents, Schedule 14D-9 and the proxy statement to be filed by Charlotte Russe in connection with the Merger Agreement;

•	finders’ and brokers’ fees and expenses;

•	employee benefit plans, ERISA matters and certain related matters;

•	receipt of the Company Financial Advisors’ Opinion by the Special Committee and the Charlotte Russe Board;

•	taxes;

•	environmental matters;

•	compliance with laws and permits;

•	intellectual property;

•	labor matters and employment agreements;

•	insurance;

•	material contracts;

•	real property; and

•	the inapplicability of the Rights Agreement to the Merger Agreement and the transactions contemplated by the Merger Agreement.

Some of the representations and warranties in the Merger Agreement made by Charlotte Russe are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means (i) a material adverse effect on (a) the business, operations, assets, liabilities (contingent or otherwise), financial condition or results of operations of Charlotte Russe and its subsidiaries considered as a single enterprise or (b) the ability of Charlotte Russe to perform its obligations under the Merger Agreement or to complete the Offer, the Merger or the Transactions or (ii) a restatement of Charlotte Russe’s financial statements which results in a decrease in EBITDA of 15% or more for (a) fiscal 2008 or (b) the first nine months of fiscal 2009. The definition of “Company Material Adverse Effect” does not include any event, condition, change, occurrence or development of a state of circumstances which:

•	arises out of general political, economic or market conditions or general changes or developments in the industry in which Charlotte Russe and its subsidiaries operate that do not materially and disproportionately adversely affect the business, operations, assets, liabilities, financial condition or results of operations of Charlotte Russe and its subsidiaries considered as a single enterprise compared to businesses or entities operating in the same industry in which Charlotte Russe and its subsidiaries operate;

•	results from or is caused by acts of terrorism or war (whether or not declared) or natural disasters occurring after the date of the Merger Agreement;

•	arises out of, results from or relates to the Offer, the Merger, or the Transactions or the announcement or performance thereof, including compliance with the covenants set forth in the Merger Agreement or any negative impact on relationships with employees of Charlotte Russe or Charlotte Russe subsidiaries or disruption in supplier, distributor, landlord, partner or similar relationships as a result of the announcement or performance of the Offer, the Merger or the Transactions;

•	any action taken by Charlotte Russe or any of its subsidiaries expressly authorized, permitted or required by the Merger Agreement or with Parent’s prior written consent;

•	results from changes in law or any applicable accounting regulations or principles or the interpretations thereof that do not materially and disproportionately adversely affect the business, operations, assets, liabilities, financial condition or results of operations of Charlotte Russe and its subsidiaries considered as a single enterprise compared to businesses or entities operating in the same industry in which Charlotte Russe and its subsidiaries operate;

•	results from changes in the price or trading volume of Common Stock (provided that any event, condition, change, occurrence or development of a state of circumstances that may have caused or contributed to the change in market price or trading volume will not be excluded under this proviso); or

•	results from any failure by Charlotte Russe to meet public or internal revenue, earnings or other projections, in and of itself (provided that any event, condition, change, occurrence or development of a state of circumstances that may have caused or contributed to the failure to meet published revenue, earnings or other projections will not be excluded under this proviso).

For purposes of the Merger Agreement, “EBITDA” means, for any period, (i) the net income of Charlotte Russe (determined on a consolidated basis without duplication) for such period, plus (ii) to the extent such items were deducted in calculating such net income (a) income taxes during such period, (b) interest and fees in respect of indebtedness during such period, (c) interest income associated with cash balances, (d) depreciation, amortization and other non-cash charges for such period (excluding non-cash charges which result from the establishment of reserves for future cash liabilities), (e) nonrecurring, one-time charges and expenses incurred in connection with the transactions contemplated hereby, and (f) nonrecurring, one-time employee termination and severance costs incurred by Charlotte Russe during such period minus (g) to the extent such items were added in calculating such net income, non-cash income for such period (other than the accrual of revenue or recording of receivables in the ordinary course of business).

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Charlotte Russe with respect to, among other things:

•	corporate matters, including, but not limited to, organization, standing, power and authority;

•	the authority of Parent and Purchaser to enter into the Merger Agreement;

•	ownership of Purchaser by Parent;

•	consents and approvals, and no violations of laws, governance documents or agreements;

•	the offer documents and the proxy statement;

•	finders’ and brokers’ fees and expenses;

•	absence of litigation;

•	availability of funds;

•	other agreements and understandings; and

•	access to information regarding Charlotte Russe.

Conduct of Business of Charlotte Russe pending the Merger.  Except as required by the terms of the Merger Agreement, or consented to by Parent, from the date of the Merger Agreement until the Effective Time, Charlotte Russe has agreed that it will, and will cause its subsidiaries to, (i) conduct their operations in all material respects in the ordinary course of business and (ii) use their respective reasonable best efforts to maintain intact their respective business organizations and to maintain their significant beneficial business relationships. In addition, except as required or expressly permitted by the terms of the Merger Agreement or consented to by Parent, from the date of the Merger Agreement to the Effective Time, Charlotte Russe will not, and will not permit its subsidiaries to, among other things and subject to certain exceptions set forth in the Merger Agreement:

•	generally acquire or dispose of, or subject to any lien (other than as permitted by the Merger Agreement), any assets or securities that are material to Charlotte Russe and its subsidiaries;

•	terminate, modify or enter into any material commitment or agreement;

•	acquire, or purchase an equity interest in or a substantial portion of the assets of, any business organization or division thereof;

•	amend or propose to amend its certificate of incorporation or bylaws or, in the case of Charlotte Russe’s subsidiaries, their respective constituent documents, except for those amendments that will not have an adverse effect on the Offer, the Merger and the Transactions;

•	declare or pay any distribution with respect to any shares of its capital stock;

•	generally purchase, split, combine or redeem any shares of its equity securities or other ownership interests or any rights to acquire any of its equity securities or interests other than in connection with the relinquishment of shares by former or current employees and directors of Charlotte Russe in payment of withholding tax upon the vesting of any Restricted Stock or the cashless or net exercise of any Options granted but not exercised, expired or terminate prior to the Effective Time;

•	except for the Common Stock issuable upon exercise or conversion of the Options outstanding on the date of the Merger Agreement (or granted after the date of the Merger Agreement as permitted by the Merger Agreement) or pursuant to the Rights Agreement and the vesting of any Restricted Stock granted before the execution of the Merger Agreement, issue, sell, or dispose of any shares of, or any rights of any kind to acquire any shares of, its capital stock of any class, or any other securities in respect of any class of its capital stock outstanding on the date of the Merger Agreement;

•	incur or guarantee any indebtedness for borrowed money, except as agreed to in the Merger Agreement;

•	make any loans except (i) to or for the benefit of its subsidiaries or (ii) for those not in excess of $500,000 in the aggregate;

•	subject to certain exceptions: (i) grant or increase any severance or termination pay to any current or former director, executive officer or employee of Charlotte Russe or its subsidiaries, (ii) execute any employment, deferred compensation or other similar agreement (or any amendment to any existing agreement) with any director, executive officer or employee of Charlotte Russe or its subsidiaries, (iii) increase the benefits payable under any existing severance or termination pay policies or employment agreements, (iv) increase the compensation, bonus or other benefits of current or former directors, executive officers or employees of Charlotte Russe or its subsidiaries, (v) adopt or establish any new employee benefit plan or amend in any material respect any existing employee benefit plan, (vi) provide any material benefit to a current or former director, executive officer or employee of Charlotte Russe or its subsidiaries not required by any existing agreement or employee benefit plan, or (vii) take any action that would result in its incurring any obligation for any payments or benefits becoming due or materially increasing under any employee benefit plan or resulting in the material acceleration of any payment, funding or vesting of those benefits;

•	other than in the ordinary course of business and consistent with past practices, execute or amend in any material respect any material employment, consulting, severance or indemnification agreement between Charlotte Russe or any of its subsidiaries and any of their respective directors, officers, agents, consultants or employees, or any collective bargaining agreement or other obligation to any labor organization or employee incurred or entered into by Charlotte Russe or any of its subsidiaries (in each case, other than as required by existing employee benefit plans or employment agreements or by applicable law);

•	other than in the ordinary course of business and consistent with past practices, (i) make any changes in its reporting for taxes or accounting methods other than as required by U.S. GAAP or applicable law; (ii) make, change or rescind any tax election; (ii) make any change to its method of reporting income, deductions, or other tax items for tax purposes; or (iv) settle or compromise any tax liability or enter into any transaction with an affiliate outside the ordinary course of business if that transaction would give rise to a material tax liability;

•	settle or otherwise resolve any litigation or other legal proceedings outside the ordinary course of business consistent with past practice as would result in any liability in excess of the amount reserved therefor or reflected on the balance sheets included in Charlotte Russe’s financial statements;

•	other than in the ordinary course of business and consistent with past practices, pay or discharge any claims, liens or liabilities involving more than $500,000 in the aggregate, which are not reserved for or reflected on the balance sheets included in Charlotte Russe’s financial statements;

•	(i) make or commit to make capital expenditures exceeding by $500,000 or more than the aggregate budgeted amount set forth in Charlotte Russe’s fiscal 2009 capital expenditure plan previously provided to Parent or (ii) enter into or renegotiate any commitments or agreements, make or commit to make capital expenditures or take any other actions, in connection with the re-branding, re-organization or re-structuring of Charlotte Russe’s or its subsidiaries’ outlet stores;

•	(i) enter into, extend, terminate or amend any material contract of Charlotte Russe other than in the ordinary course of business and consistent with past practices, (ii) enter into any agreement or commitment that materially restricts Charlotte Russe or any of its subsidiaries, or that would reasonably be expected to materially limit the Parent or any of its subsidiaries from engaging or competing in any line of business in which it is currently engaged or in any geographic area material to the business or operations of Parent or any of its subsidiaries, or (iii) amend or modify the engagement letters between Charlotte Russe and each of the Company Financial Advisors;

•	adopt a plan or agreement or liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization; or

•	take or agree in writing or otherwise to take any of the actions described in the foregoing.

Parent Consultation Rights.  As provided under the Merger Agreement, Charlotte Russe will consult with certain representatives of Parent on Charlotte Russe’s strategic and operational initiatives, including buying, merchandising, marketing, sourcing and planning, and will consider any proposals made by those representatives.

No Solicitation.  Immediately following execution of the Merger Agreement, Charlotte Russe will, and will cause its respective officers, directors, employees, agents, advisors and representatives (collectively, “representatives”) and each of its subsidiaries and their respective representatives to, cease any solicitations, discussions and negotiations with any person (other than Parent or Purchaser) that has made or has indicated an intention to make a Takeover Proposal (as defined below). Charlotte Russe will request the prompt return or destruction of all confidential information previously furnished to any such person in connection with such Takeover Proposals.

From the date of the Merger Agreement until completion of the Merger or, if earlier, the termination of the Merger Agreement, Charlotte Russe agreed that it will not and will cause its subsidiaries and their respective representatives not to, directly or indirectly:

•	initiate, solicit, or knowingly encourage the submission of a Takeover Proposal;

•	approve or recommend any Takeover Proposal, enter into any agreement or letter of intent with respect to or accept any Takeover Proposal (or resolve to or publicly propose to do any of the foregoing);

•	participate or engage in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that would reasonably be expected to lead to, any Takeover Proposal; or

•	release any person from, fail to enforce, or modify or waive any applicable provision of, any applicable confidentiality, standstill or similar agreement or amend or waive the Rights Agreement with respect to any Takeover Proposal.

Prior to the Acceptance Time, in response to an unsolicited written Takeover Proposal from a third party that did not result from a breach of the Merger Agreement or any standstill or similar agreement and that the Charlotte Russe Board determines in good faith is or could reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with the Charlotte Russe Board’s obligations under applicable law and its fiduciary duties to Charlotte Russe’s stockholders, Charlotte Russe and its representatives may, after providing at least twenty-four hours advance written notice to Parent:

•	furnish information with respect to Charlotte Russe and its subsidiaries to the person making such Takeover Proposal and its representatives pursuant to a confidentiality agreement that is no less favorable to Charlotte Russe than the confidentiality agreement, dated March 16, 2009, between Parent and Charlotte Russe (the “Confidentiality Agreement”). The confidentiality agreement will include standstill provisions and other covenants at least as restrictive as the provisions in the Confidentiality Agreement, but will not include any provision calling for an exclusive right to negotiate with Charlotte Russe, and Charlotte Russe will provide to Parent all non-public information delivered to such Person that was not previously provided to Parent; and

•	conduct such additional discussions as the Charlotte Russe Board will determine (including solicitation of a revised Takeover Proposal).

Notwithstanding the restrictions described above, if prior to the Acceptance Time the Charlotte Russe Board determines in good faith that the failure to take one of the following actions would be inconsistent with its obligations under applicable law and its fiduciary duties to Charlotte Russe’s stockholders, the Charlotte Russe Board may, after providing at least twenty-four hours advance written notice to Parent:

•	withdraw or publicly propose to withdraw (or modify in a manner adverse to Parent or Purchaser), the recommendation by the Charlotte Russe Board of the Merger Agreement, the Offer, the Merger or the Transactions;

•	approve or recommend, or publicly propose to approve or recommend, any Takeover Proposal; or

•	to the extent permitted pursuant to the Merger Agreement, authorize Charlotte Russe to enter into a letter of intent or binding written agreement concerning a transaction that constitutes a Superior Proposal.

During the twenty-four hour advance notice period referred to above Charlotte Russe must negotiate in good faith with Parent and Purchaser to make adjustments to the Merger Agreement so that the Takeover Proposal no longer constitutes a Superior Proposal.

The Merger Agreement does not prohibit Charlotte Russe or the Charlotte Russe Board from taking and disclosing to Charlotte Russe’s stockholders a position as required by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or making any required disclosure to Charlotte Russe’s stockholders if, in the good faith judgment of the Charlotte Russe Board, after consultation with its outside counsel, it is required to do so under applicable law, provided that, the Charlotte Russe Board will not recommend that the stockholders of Charlotte Russe tender their Common Stock in connection with any such tender or exchange offer unless the Charlotte Russe Board determines in good faith that such Takeover Proposal constitutes a Superior Proposal and that the failure to take such action would be inconsistent with the Charlotte Russe Board’s obligations under applicable law and its fiduciary duties to Charlotte Russe’s stockholders.

In addition, Charlotte Russe has agreed to notify Parent promptly of any requests for information or discussion with respect to a Takeover Proposal, the material terms and conditions of such Takeover Proposal, and the identity of the person making such requests, and Charlotte Russe will keep Parent informed of the status of any such Takeover Proposal and will provide Parent with copies of any written materials received that relate to such Takeover Proposal.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Takeover Proposal” means any inquiry, proposal or offer from any person or group of persons, other than Parent, Purchaser or any of their affiliates, relating to any acquisition, reorganization, share exchange, liquidation, business combination, offer or other similar transaction involving (i) the assets or businesses that represent 20% or more of the total revenue, operating income, or assets of Charlotte Russe and its subsidiaries, taken as a whole, or (ii) 20% or more of the outstanding Common Stock or any other Charlotte Russe capital stock or equity or voting interests in any of Charlotte Russe’s subsidiaries holding, individually or taken together, the assets or business referred to in clause (i) above, in each case, other than the Offer, the Merger, and the Transactions.

•	“Superior Proposal” means any means any bona fide, unsolicited written offer that is obtained after the date of the Merger Agreement and that did not result from a breach of the Merger Agreement or any standstill or similar agreement involving (i)(a) any transaction that results in the holders of Common Stock immediately before such transaction ceasing to own at least 50% of the voting securities of the ultimate parent entity resulting from such transaction or (b) any sale of all or substantially all of the assets of Charlotte Russe, or (ii) a reorganization, share exchange, recapitalization, liquidation, business combination, offer, or other similar transaction, that in the case of each of clauses (a) and (b), provides cash, securities or both to the holders of Common Stock immediately before such transaction on terms that the Charlotte Russe Board determines in its good faith judgment (x) would result in a transaction that is more favorable to the holders of Common Stock from a financial point of view than the Transactions (y) is reasonably capable of being completed on the terms proposed and (z) is not subject to a financing contingency.

Employee Benefit Matters.  Parent agrees to honor all Charlotte Russe’s employee benefit plans and all employment and severance agreements, in each case as required by the Merger Agreement, and all accrued benefits vested under such plans and agreements.

For six months following the Effective Time, Parent agrees to provide current employees of Charlotte Russe and its subsidiaries who remain employed by Charlotte Russe or its subsidiaries employee benefits that are comparable to those benefits provided to such employees prior to the Effective Time (any equity-based plan, stock purchase plan, defined benefit pension plan, or retiree health plan is excluded for purposes of comparability). Parent will be under no obligation to retain any employees of Charlotte Russe or its subsidiaries other than as required by applicable law or as otherwise agreed to in the Merger Agreement.

Parent has also agreed to, among other things, credit employees of Charlotte Russe for prior service for vesting and eligibility purposes (but not benefit accrual) under any Parent benefit plan in which such employees may be eligible to participate after completion of the Merger. Company Employees will also be given credit for any deductible or co-payment amounts paid in the plan year in which the Closing occurs, to the extent that, following the Closing, they participate in any other plan for which deductibles or co-payments are required.

Standard of Efforts; Required Approvals.  Each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to do all things necessary or advisable to consummate the transactions contemplated by the Offer, the Merger and the Transactions, including:

•	obtaining all consents, approvals, authorizations and actions required in connection with the consummation of the Offer, the Merger and the Transactions;

•	the taking of all necessary steps to obtain an approval or waiver from, or to avoid an action by, a governmental authority;

•	the obtaining of all necessary consents from third parties;

•	contesting any action that restricts or prohibits the consummation of the Offer, the Merger or the Transactions; and

•	the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Merger Agreement.

Charlotte Russe, Parent and Purchaser each also agrees to:

•	use their respective reasonable best efforts to respond promptly to any requests for additional information made by the U.S. Federal Trade Commission (the “FTC”), or the U.S. Department of Justice (the “DOJ”), and to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of filing;

•	not extend any waiting period under the HSR Act or enter into any agreement with a governmental authority to delay or not to consummate the Offer, the Merger and the Transactions, except with the prior written consent of the other parties to the Merger Agreement;

•	promptly notify the other party of any written communication from any governmental authority and, subject to applicable law, permit the other party to review in advance any proposed written communication to any such governmental authority and incorporate the other party’s reasonable comments;

•	not agree to participate in any substantive discussion with any governmental authority in respect of any filing or inquiry concerning the Merger Agreement, the Offer, the Merger or the Transactions unless it consults with the other party in advance and, to the extent permitted by such governmental authority, gives the other party the opportunity to attend;

•	furnish the other party with copies of all filings and written communications between them and their affiliates and their respective representatives on one hand, and any such governmental authority or its staff on the other hand, with respect to the Merger Agreement, the Offer, the Merger and the Transactions;

•	use its reasonable best efforts (including holding separate or disposing of any assets of Parent and Purchaser or their respective subsidiaries, or after the Closing, Charlotte Russe or its subsidiaries) to contest (i) any administrative or judicial action challenging the Merger or the Transactions as violative of any antitrust law, or (ii) any judgment or law enacted or enforced by a governmental authority that would make the Offer, the Merger or the Transactions illegal or would otherwise materially impair or delay the consummation of the Offer, the Merger or the other Transactions; and

•	use its reasonable best efforts to have vacated, reversed or overturned any judgment that restricts consummation of the Merger or the Transactions and to have such judgment or law repealed or made inapplicable so as to permit consummation of the Transactions.

Charlotte Russe will cooperate with Parent and Purchaser in any of the measures described in the preceding bullet points that are undertaken in order to permit consummation of the Offer, the Merger or the Transactions, including taking those actions prior to the Closing which Parent and Purchaser reasonably request to dispose of the assets of Charlotte Russe and its subsidiaries; provided that neither Charlotte Russe nor any of its subsidiaries will be required to complete any disposition of their respective assets prior to the Closing or enter into any arrangement for a disposition of any such assets that does not expressly provide that Charlotte Russe’s obligation to complete such disposition is subject to the prior or simultaneous occurrence of the Closing.

Antitrust Filings.  Charlotte Russe, Parent and Purchaser will each, as promptly as practicable after the date of the Merger Agreement, file with the FTC or the DOJ all appropriate filings and submissions required by the U.S. antitrust laws and any other laws.

Public Statements.  Charlotte Russe, Parent and Purchaser will consult with each other prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement or other disclosure with respect to the Merger Agreement or the Transactions and will not issue any public announcement or statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or trading market.

Indemnification and Insurance.  Parent and Purchaser agreed that all existing rights to indemnification by Charlotte Russe in favor of each person who prior to the Effective Time had been an officer, director or employee of Charlotte Russe or any of its subsidiaries or who acts as a fiduciary under any of Charlotte Russe’s employee benefit plans (each an “Indemnified Party”) as provided in Charlotte Russe’s certificate of incorporation, bylaws, or any other agreements in effect on the date of the Merger Agreement and as agreed to therein, will survive the Merger for at least six years after the Effective Time. Nothing in the Merger Agreement will require the Surviving Corporation to provide indemnification to any person with respect to actions or omissions occurring on and after the Effective Time. From and after the Effective Time, Parent and the Surviving Corporation will be jointly and severally liable to pay and perform these indemnification obligations.

For six years after the Effective Time, Parent and the Surviving Corporation (the “Indemnifying Parties”) will jointly and severally indemnify each Indemnified Party against all claims and liabilities arising out of actions or omissions occurring at or prior to the Effective Time, and will reimburse each Indemnified Party for any expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such claims or liabilities.

For at least six years after the Effective Time, Parent will cause the Surviving Corporation to maintain Charlotte Russe’s officers’ and directors’ liability insurance policies in effect on the date of the Merger Agreement (the “D&O Insurance”); provided that:

•	the Surviving Corporation may substitute policies of at least the same coverage and amounts with terms no less advantageous to such former directors or officers and this substitution will not result in lapses of coverage of matters occurring prior to the Effective Time;

•	neither Parent nor the Surviving Corporation will be required to annually expend more than 300% of current annual premiums paid by Charlotte Russe for such insurance (the “Maximum Amount”);

•	if the amount of the annual premiums necessary to maintain such insurance coverage exceeds the Maximum Amount, Parent and the Surviving Corporation will maintain for the six-year period as much coverage as reasonably practicable for the Maximum Amount; and

•	Parent will have the right to cause coverage to be extended under the D&O Insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous than the D&O Insurance.

Section 16 Matters.  Prior to the Effective Time, Parent, Purchaser and Charlotte Russe will take all steps required to cause the transactions involving the vesting and exercise of the Options and Restricted Stock and any other dispositions of equity securities of Charlotte Russe (including derivative securities) or acquisitions of Parent’s equity securities (including derivative securities) in connection with the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Charlotte Russe to be exempt under Rule 16b-3 under the Exchange Act.

Access to Information; Confidentiality.  From the date of the Merger Agreement until the Effective Date, Charlotte Russe will, and will cause its subsidiaries and their respective representatives to, give Parent, Purchaser and their respective representatives reasonable access to its representatives, properties, books, records and other assets and will furnish Parent and Purchaser all data and information as Parent and Purchaser may reasonably request. Parent and Purchaser, at their sole cost and risk, will have the right to make such due diligence investigations as Parent and Purchaser will deem necessary, upon reasonable notice to Charlotte Russe; provided, that any such investigations will be conducted under the supervision of appropriate personnel of Charlotte Russe and in a manner as not to unreasonably interfere with the normal operation of the business of Charlotte Russe.

Notification of Certain Matters.  Charlotte Russe will give prompt notice to Parent and Purchaser, and Parent and Purchaser will give prompt notice to Charlotte Russe, of any notice received from any governmental entity or person alleging that the consent of such entity or person is required in connection with the Transactions.

Securityholder Litigation.  The Company will give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against Charlotte Russe and/or its directors relating to the Transactions, and no settlement will be agreed to without Parent’s prior written consent.

Termination.  The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Merger Agreement has been adopted by a majority of the stockholders of Charlotte Russe:

(i) by mutual written consent of Parent, Purchaser and Charlotte Russe;

(ii) by either Charlotte Russe or Parent, if (A) Merger Sub has not accepted for payment the Shares validly tendered and not validly withdrawn pursuant to the Offer in accordance with the terms thereof on or prior to the Outside Date or (B) the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased thereunder; provided, however, that the right to terminate the Merger Agreement under clause (A) or (B) is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the event specified in clause (A) or (B);

(iii) by either Charlotte Russe or Parent, if any judgment issued by a court of competent jurisdiction or by a governmental authority, or law or other legal prohibition making the Merger illegal or otherwise preventing the consummation of the Merger Agreement is in effect and has become final and nonappealable; provided that the party seeking to terminate the Merger Agreement as a result of this paragraph (iii) must have reasonably attempted to resist or resolve such judgment, law or legal prohibition;

(iv) by Parent prior to the acceptance of Shares for payment in the Offer, if: (A) the Charlotte Russe Board or any special committee thereof has withdrawn (or modified in a manner adverse to Parent or Purchaser) the recommendation or declaration of advisability by the Charlotte Russe Board or any special committee thereof, as applicable, of the Merger Agreement, the Offer, the Merger or the Transactions, (B) the Charlotte Russe Board has failed to recommend to its stockholders that they accept the Offer, or (C) the Charlotte Russe Board or a special committee thereof has failed to reconfirm the recommendation or declaration of advisability by the Charlotte Russe Board or a special committee thereof, as applicable, of the Merger Agreement, the Offer, the Merger or the Transactions within three business days after the receipt of a written request from Parent that it do so, if that request is made following the making by any person of a Takeover Proposal (which reconfirmation request may be made by Parent only once with respect to each Takeover Proposal); or (D) Charlotte Russe has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (1) would give rise to the failure of a condition in the Merger Agreement and (2) is incapable of being cured or has not been cured within 20 business days after written notice has been given by Parent to Charlotte Russe of the breach or failure to perform; or

(v) by Charlotte Russe, if (A) prior to the acceptance of Shares for payment in the Offer, (1) Charlotte Russe is in compliance with certain of its obligations under the Merger Agreement regarding non-solicitation and recommendation of alternative proposals, (2) Charlotte Russe Board or a special committee thereof has received a Superior Proposal, (3) Charlotte Russe Board or a special committee thereof concurrently approves, and Charlotte Russe concurrently with the termination of the Merger Agreement enters into, a definitive agreement providing for the implementation of such Superior Proposal and (4) Charlotte Russe prior to, or concurrently with, that termination pays to Parent the Termination Fee (as defined below); or (B) Parent has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (1) would reasonably be expected to have a material adverse effect on the ability of Parent or Purchaser to perform its obligations under the Merger Agreement, and (2) is incapable of being cured or has not been cured by Parent within 20 business days after written notice has been given by Charlotte Russe to Parent of such breach or failure to perform.

The party desiring to terminate the Merger Agreement shall give written notice of such termination to the other party.

Effect of Termination.  If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void and, subject to certain exceptions described below and in the Merger Agreement, there will be no liability on the part of Parent, Purchaser or Charlotte Russe. No party is relieved of any liability for a material breach of the Merger Agreement. In the event of a material breach of the Merger Agreement by Parent or Purchaser, Charlotte Russe is entitled to damages equal to the full amount recoverable by stockholders if stockholders were deemed to be third party beneficiaries of the Agreement and brought an action against Parent (as though Charlotte Russe were its stockholders and regardless of any sale by any stockholder of any of its Shares).

Charlotte Russe has agreed to pay Parent a termination fee of $11,408,506 (the “Termination Fee”), in the event that:

•	either (i) Charlotte Russe or Parent terminates the Merger Agreement because the Offer was not completed before the Outside Date or otherwise failed to close, in either case, as a result of either (A) the failure of the Minimum Tender Condition to be satisfied or (B) Charlotte Russe’s failure to perform its obligations under the Merger Agreement (provided that Charlotte Russe may not terminate under this clause (i) as a result of its failure to perform its own obligations), or (ii) Parent terminates the Merger Agreement because Charlotte Russe failed to perform its obligations and that failure gave rise to a legal impediment to the completion of the Offer or a breach of Charlotte Russe’s representations or covenants, and in case of (i) or (ii), Charlotte Russe, the Charlotte Russe Board or the Special Committee receive a Takeover Proposal before the termination of the Merger Agreement (or such a Takeover Proposal is publicly announced and not withdrawn before the termination of the Merger Agreement), and Charlotte Russe enters into an agreement in connection with, or completes, the transactions contemplated by that Takeover Proposal within twelve months of the termination of the Merger Agreement. For purposes of this provision, the references to “20%” in the definition of Takeover Proposal are deemed to be references to “50%.”

•	Charlotte Russe terminates the Merger Agreement pursuant to its termination rights described in subsection (v)(A) in the section labeled “Termination” above (in connection with the entry by Charlotte Russe into a definitive agreement for a Superior Proposal); or

•	Parent terminates the Merger Agreement pursuant to its termination rights described in subsections (iv)(A)-(C) in the section labeled “Termination” above (in connection with a change of recommendation, or failure to recommend, the Merger Agreement, Merger, Offer or the Transactions by the Charlotte Russe Board or a special committee thereof).

The Termination Fee is required to be paid in immediately available funds to Parent or its designated affiliate no later than one business day after termination of the Merger Agreement or the completion of a Takeover Proposal, as applicable.

If the Merger Agreement is terminated by either party as a result of a failure of the Minimum Tender Condition to be satisfied at the scheduled expiration of the Offer and no Termination Fee is payable, then all costs and expenses incurred by Parent and Purchaser in connection with the Merger Agreement and the Transactions will be paid by Charlotte Russe up to a maximum amount of $2,500,000; provided, however, that if such an expense reimbursement is paid and a Termination Fee is thereafter payable pursuant to the first bullet-point above, the Termination Fee will be reduced by the amount of such expense reimbursement.

Specific Performance.  The Merger Agreement provides that, in addition to any other remedies to which Charlotte Russe is entitled, including the remedy described in “Effect of Termination” above, Charlotte Russe is entitled to specific performance in the event Parent or Purchaser breach the Agreement, including the right to fully enforce the Guarantees (described under “Guarantees and Commitment Letter” below) and to cause Parent and Purchaser to fully enforce the Commitment Letter (described under “Guarantees and Commitment Letter” below). Parent and Purchaser are also entitled to seek specific performance in the event Charlotte Russe breaches the Agreement.

Fees and Expenses.  Costs and expenses incurred by the parties in connection with the Offer, Merger and the Transactions will be paid by the party incurring such costs and expenses, except for the expense reimbursement provisions described under “Effect of Termination” above.

Guarantees and Commitment Letter

On August 24, 2009, simultaneously with the execution of the Merger Agreement, Advent, an affiliate of Parent and Purchaser, in its capacity as manager of the Sponsors, provided a commitment letter to Parent and Purchaser obligating the Sponsors to provide funds to Parent and Purchaser sufficient to permit Parent and Purchaser to pay the consideration in the Offer and the Merger and to pay certain other monetary obligations that may be owed pursuant to the Merger Agreement, respectively (the “Commitment Letter”). In addition, on August 24, 2009, simultaneous with the execution of the Merger Agreement and the Commitment Letter, the Sponsors also provided Charlotte Russe with two Guarantees (the “Guarantees”) in favor of Charlotte Russe guaranteeing the payment of certain monetary obligations that may be owed pursuant to the Merger Agreement, including funds related to any specific performance remedy pursued by Charlotte Russe in the event of a breach of the Merger Agreement (the “Total Obligations”). Under the terms of the Guarantees, (i) Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership, Advent International GPE VI-E Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership jointly and severally guarantee the payment of 98.13% of the Total Obligations and (ii) Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, and Advent Partners GPE VI-A Limited Partnership guarantee 1.87% of the Total Obligations. The Total Obligations under the Guarantees are subject to an aggregate limit of $380,283,529.80 (or $390,109,029.80, in the event that specific performance is found in a judicial determination (or settlement tantamount thereto) to be required pursuant to the terms and conditions of the merger agreement. This summary is qualified in its entirety by reference to the Guarantees, which are filed as Exhibits (d)(2) and (d)(3) respectively hereto and are incorporated in this Offer to Purchase by reference.

Confidentiality Agreement

On March 16, 2009, Charlotte Russe and Advent entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, both parties mutually agreed that, subject to certain exceptions, any information regarding themselves and their respective subsidiaries and affiliates furnished to the other party or to its representatives would be used by such receiving party and their respective representatives solely for the purpose of considering, evaluating and negotiating a possible transaction between Advent and its affiliates and Charlotte Russe and would be kept confidential except as provided in the Confidentiality Agreement. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(4) hereto and is incorporated in this Offer to Purchase by reference.

Effects of Inability to Complete the Merger

If, following the completion of the Offer, the Merger is not completed for any reason (see “Conditions to Completion of the Merger” above), Parent, which owns 100% of the common stock of Purchaser, will indirectly control the number of Shares acquired by Purchaser pursuant to the Offer, as well as any other Shares held by Parent or its affiliates. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to Section 14(f) of the Exchange Act and applicable NASDAQ rules and regulations regarding director independence, Charlotte Russe has agreed to take all actions necessary to cause a pro rata portion (based on the percentage of outstanding Shares beneficially owned by Parent, Purchaser or any of their respective affiliates) of the directors of Charlotte Russe to consist of persons designated by Purchaser (see “The Merger Agreement — Directors” above). As a result of its ownership of such Shares and right to designate nominees for election to the Charlotte Russe Board (assuming no waiver of the Minimum Tender Condition, which would require consent by Charlotte Russe), Parent indirectly will be able to control decisions of the Charlotte Russe board of directors and the decisions of Purchaser as a stockholder of Charlotte Russe. This concentration of control in one stockholder may adversely affect the market value of the Shares.

If Parent controls more than 50% of the outstanding Shares following the completion of the Offer but the Merger is not completed, stockholders of Charlotte Russe, other than those affiliated with Parent, will lack sufficient voting power to elect directors or to cause other actions to be taken that require majority approval.

12.	Source and Amount of Funds

Based upon the number of Shares described in the Introduction to this Offer to Purchase, Purchaser estimates that the total amount of cash required to acquire all of the Shares pursuant to the Offer and complete the Merger (including related fees and expenses) will be approximately $390,000,000. All such funds are currently available from the committed equity capital of investors of the Sponsors, which funds Sponsors have committed to use to capitalize Parent and Purchaser in the form of either equity or debt securities in an aggregate amount sufficient to acquire all the Shares in the Offer and complete the Merger. The terms of the equity and debt securities to be provided by the Sponsors affiliated with the Parent and Purchaser have not been determined. Parent and Purchaser do not anticipate that financing from any unaffiliated party of any amounts necessary to fund the consideration to pay for the Shares in the Offer and complete the Merger, and neither the Offer nor the Merger is subject to any financing contingency. Parent and Purchaser do not anticipate the need to seek alternate sources of funding.

We do not believe Purchaser’s financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash that will be made available to us by the Sponsors, (ii) the Offer is not subject to any financing condition and (iii) if we complete the Offer, we will acquire all remaining Shares for the same price in the Merger. In addition, Purchaser has been organized solely in connection with the Merger Agreement and this Offer and has not carried on any activities other than in connection with the Merger Agreement and this Offer.

13.	Conditions of the Offer

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered shares of Common Stock promptly after the termination or withdrawal of the Offer) (the “Payment Rules”), to pay for any shares of Common Stock tendered pursuant to the Offer unless (i) the Minimum Tender Condition has been satisfied, and (ii) any waiting period under the HSR Act, applicable to the purchase of shares of Common Stock pursuant to the Offer has expired or been terminated (the “HSR Condition”). Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser is not required to accept for payment or, subject to the Payment Rules, to pay for any shares of Common Stock not accepted for payment or paid for, and may terminate or amend the Offer, in accordance with and subject to the terms of the Merger Agreement if, at the effective Expiration Date, any of the following conditions exists:

•	any judgment or decree issued by a court of competent jurisdiction or by any Federal, state, local or foreign governmental or regulatory authority, or any law or other legal restraint, is in effect that would make the Offer or the Merger illegal or otherwise prevent the completion thereof; provided that Purchaser does not assert this condition unless Parent and Purchaser have used those efforts required by the Merger Agreement to resist, lift or resolve such judgment, decree, law, or regulation or other legal restraint;

•	except as disclosed (i) in the documents filed by Charlotte Russe with the SEC or furnished by Charlotte Russe to the SEC, in each case before the date of the Merger Agreement, or (ii) on the disclosure letter previously delivered by Charlotte Russe to Parent, no fact, circumstance, event, change, effect or development has occurred which has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	the Charlotte Russe Board or the Special Committee has (i) withdrawn (or amended in a manner adverse to Parent or Purchaser), or publicly proposed to withdraw (or amend in a manner adverse to Parent or Purchaser), the recommendation or declaration of advisability by the Charlotte Russe Board of the Merger Agreement, the Offer, the Merger or the Transactions, or publicly proposed to recommend any takeover proposal, or (ii) failed to recommend to the holders of Shares that they accept the Offer;

•	any representation and warranty of Charlotte Russe set forth in the Merger Agreement that is qualified by reference to material adverse effect is not true and correct as of the date of the Merger Agreement and as of such time, except to the extent such representation and warranty expressly relates to an earlier time (in which case on and as of such earlier time) and (ii) any representation and warranty of Charlotte Russe set forth in the Merger Agreement that is not so qualified is true and correct as of the date of the Merger Agreement and as of such time, except to the extent such representation and warranty expressly relates to an earlier time (in which case on and as of such earlier time), other than in the case of clause (ii) for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; provided that for purposes of determining the satisfaction of clause (ii), the representations and warranties of Charlotte Russe that are not qualified by reference to a material adverse effect are deemed not qualified by any references therein to materiality generally;

•	Charlotte Russe fails to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Charlotte Russe to be performed or complied with by it under the Merger Agreement before the effective Expiration Date; or

•	the Merger Agreement is terminated in accordance with its terms, which, in the sole and reasonable judgment of Purchaser or Parent, in any such case, makes it inadvisable to proceed with such acceptance for payment or payment.

The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of that right, the waiver of any right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each right will be deemed an ongoing right that may be asserted at any time and from time to time.

14.	Dividends and Distributions

The Merger Agreement provides that before the Effective Time, unless Parent otherwise consents in writing (which consent must not be unreasonably withheld or delayed), Charlotte Russe cannot, and cannot permit any of its subsidiaries to, (i) declare or pay any dividend or other distribution payable in cash, capital stock, property or otherwise with respect to any shares of its capital stock, or (ii) purchase, redeem or otherwise acquire (or offer to do so), any shares of its capital stock, other equity securities, other ownership interests or any options, warrants or rights to acquire any such stock, securities or interests, other than in connection with (x) the relinquishment of shares by former or current employees and directors of Charlotte Russe in payment of withholding tax upon the vesting of Restricted Stock or (y) the cashless or net exercise of Options. See Section 11 — “Purpose of the Offer and Plans for Charlotte Russe; Summary of the Merger Agreement and Certain Other Agreements.”

15.	Certain Legal Matters

General.  Except as otherwise set forth in this Offer to Purchase, based on information provided by Charlotte Russe, none of Charlotte Russe, Parent or Purchaser are aware of any licenses or other regulatory permits which appear to be material to the business of Charlotte Russe and which might be adversely affected by the acquisition of Shares by Purchaser or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Parent pursuant to the Offer. In addition, except as set forth below, Parent and Purchaser are not aware of any filings, approvals or other actions by or with any Governmental Authority or administrative or regulatory agency that would be required for Parent’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Charlotte Russe’s or Parent’s business or that certain parts of Charlotte Russe’s or Parent’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions of the Offer.”

Antitrust.  Under the HSR Act, and the rules and regulations promulgated thereunder by the FTC, certain acquisition transactions may not be completed until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division (the “Antitrust Division”) of the DOJ and certain required waiting periods have been expired or have been terminated. These requirements apply to Parent by virtue of Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent intends to file its Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 1, 2009 and the required waiting period will expire at 11:59 p.m., New York Time on September 16, 2009, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division before that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional ten day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although Charlotte Russe is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Charlotte Russe’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the United States antitrust laws of transactions, such as Parent’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Parent, Charlotte Russe or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 13 — “Conditions of the Offer.”

Charlotte Russe also conducts business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Charlotte Russe conduct its business, Parent and Purchaser believe that no mandatory antitrust premerger notification filing is required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which Charlotte Russe is engaged, however, Parent and Purchaser believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, Parent and Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13 — “Conditions of the Offer.”

Stockholder Approval.  Charlotte Russe has represented in the Merger Agreement that execution, delivery and performance of the Merger Agreement by Charlotte Russe and the completion by Charlotte Russe of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of Charlotte Russe, and no other corporate proceedings on the part of Charlotte Russe are necessary to authorize the Merger Agreement or to complete the Offer and the Merger (other than, with respect to the Merger, the adoption of the Merger Agreement by the holders of the then-outstanding Shares representing at least a majority of the votes entitled to be cast at a meeting of stockholders, if and to the extent required by applicable law, and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware). As described below, such approval is not required if the Merger is completed pursuant to the short-form merger provisions of the DGCL. According to Charlotte Russe’s certificate of incorporation, the Shares are the only securities of Charlotte Russe that entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, during any Subsequent Offering Period or otherwise, Purchaser owns more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of Charlotte Russe.

Short-Form Merger.  Section 253 of the DGCL generally provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary entitled to vote on a merger, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Parent could, and (subject to the satisfaction of waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement, to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable without a meeting of the stockholders of Charlotte Russe in accordance with Section 253 of the DGCL. Even if Parent and Purchaser do not own 90% of the outstanding Shares following completion of the Offer, Parent and Purchaser could seek to purchase additional Shares in the open market, from Charlotte Russe or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

State Takeover Laws.  A number of states (including Delaware, where Charlotte Russe is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Charlotte Russe is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon completion of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Charlotte Russe has represented to us in the Merger Agreement that its board of directors (at a meeting duly called and held) has (i) taken all actions necessary to exempt the Offer, the Merger, Merger Agreement and the Transactions from any “unfair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination” or other similar statute or regulation, and (ii) taken all actions necessary so that no anti-takeover statute or regulation under the DGCL or other applicable laws of the State of Delaware is applicable to the execution, delivery or performance of the Merger Agreement, the completion of the Offer, the Merger and the other Transactions. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13 — “Conditions of the Offer.”

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Appraisal Rights.  No appraisal rights are available to Charlotte Russe stockholders in connection with the Offer. However, if the Merger is completed, a stockholder of Charlotte Russe who has not tendered his or her Shares in the Offer will have rights under Section 262 to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (as of immediately before the Effective Time) required to be paid in cash to dissenting stockholders of Charlotte Russe for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration. Charlotte Russe’s stockholders should be aware that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to, and do not in any manner address, fair value under Section 262. Similarly, the absence of such an opinion does not necessarily suggest that the intrinsic value of the Shares is greater than the Offer Price. If any Charlotte Russe stockholder who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, that holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A Charlotte Russe stockholder may withdraw his or her demand for appraisal by delivery to Parent of a written withdrawal of his or her demand for appraisal.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262, which is attached as Exhibit (a)(5) to the Schedule TO. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

16.	Fees and Expenses

We have retained Moelis & Company LLC (“Moelis” or the “Dealer Manager”) to act as our financial advisor and dealer manager in connection with our proposal to acquire Charlotte Russe. We have also retained the Depositary and the Information Agent in connection with the Offer. Each of Moelis, the Depositary, and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent and Dealer Manager may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary, the Information Agent, and Dealer Manager) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous

We are making the Offer to all holders of Shares other than Charlotte Russe. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Purchaser, Parent and the Sponsors have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments to the Schedule TO. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 under the paragraph titled “Available Information.” In addition, Charlotte Russe has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Charlotte Russe” and Section 9 — “Certain Information Concerning Purchaser, Parent and the Sponsors.”

The Offer does not constitute a solicitation of proxies for any meeting of Charlotte Russe’s stockholders. Any solicitation which Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Charlotte Russe or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Advent CR, Inc.

August 31, 2009

Schedule A

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each manager and executive officer of Purchaser. Unless otherwise indicated, the business address of each such person is c/o Advent International Corporation at 75 State Street, 29th Floor, Boston, Massachusetts 02109, the phone number at such location is (617) 951-9400 and each such person is a citizen of the United States.

Name	Position	Employment History

Andrew Crawford	Director, President, Treasurer and Secretary	Mr. Andrew Crawford joined Advent International Corporation (“Advent”) in 2003 as an associate focusing on buyout and growth equity investments. Following business school, he rejoined Advent to continue to focus on investments in the retail and consumer sectors. Mr. Crawford is currently a Principal at Advent.
Mr. Crawford’s past experience includes working at Castle Harlan, a New York-based private equity firm, and Bowles Hollowell Connor / First Union, a leading middle-market M&A investment bank.
Mr. Crawford received a BS, cum laude, from Washington and Lee University and an MBA from Harvard Business School.

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each manager and executive officer of Parent. Unless otherwise indicated, the business address of each such person is c/o Advent International Corporation at 75 State Street, 29th Floor, Boston, Massachusetts 02109, the phone number at such location is (617) 951-9400 and each such person is a citizen of the United States.

Name	Position	Employment History

Andrew Crawford	Director, President, Treasurer and Secretary	Mr. Andrew Crawford joined Advent International Corporation (“Advent”) in 2003 as an associate focusing on buyout and growth equity investments. Following business school, he rejoined Advent to continue to focus on investments in the retail and consumer sectors. Mr. Crawford is currently a Principal at Advent.
Mr. Crawford’s past experience includes working at Castle Harlan, a New York-based private equity firm, and Bowles Hollowell Connor / First Union, a leading middle-market M&A investment bank.
Mr. Crawford received a BS, cum laude, from Washington and Lee University and an MBA from Harvard Business School.

i

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each manager and executive officer of the Sponsors. Unless otherwise indicated, the business address of each such person is c/o Advent International Corporation at 75 State Street, 29th Floor, Boston, Massachusetts 02109, the phone number at such location is (617) 951-9400 and each such person is a citizen of the United States.

Name	Position(2)	Employment History

Ernest Bachrach Business address is 201 S. Biscayne Blvd. Miami, FL 33131 Phone: (305) 913-6964	Managing Partner and Co-Head of Latin America Deal Group; Director; Executive Officers’ Committee Member	Mr. Ernest Bachrach has 27 years of experience in international private equity investing. He joined Advent International Corporation’s (“Advent”) London office in 1990 and since 1995 has managed the firm’s Latin American investment program. He is also a member of Advent’s Executive Committee. In his 18 years with the firm, Mr. Bachrach has led or co-led investments in 10 companies and acted as a sponsor for over 20 deals.
Previously, he worked with private equity firms Granville & Co. Ltd., Wharf (Holdings) Ltd. and Morningside Group.
Mr. Bachrach received a BS in chemical engineering from Lehigh University and an MBA from Harvard Business School.
Mr. Bachrach is currently a director of Bunge Group, Controladora Milano, Dufry Holding (vice chairman), Dufry South America (parent company of Brasif), Grupo Gayosso, Hipotecaria Casa Mexicana, Impactos Frecuencia y Cobertura en Medios, International Meal Company, Latin American Airport Holdings, Nuevo Banco Comercial (president), and Scitum.
Humphrey Battcock Business address is 111 Buckingham Palace Road, London, SW1W 0SR Phone: 44-(0)20-7333-0800 British citizenship	Managing Partner; Executive Officers’ Committee Member	Mr. Humphrey Battcock joined Advent in 1994 and has 24 years of private equity experience. Prior to joining Advent, Mr. Battcock spent nine years as a partner with Trinity Capital Partners, a U.K. venture capital and buyout firm. From 1976 to 1983, he worked for Coopers & Lybrand, first in London, where he qualified as a Chartered Accountant, then in New York, where he gained experience in international mergers and acquisitions.
Mr. Battcock has a physics degree from Cambridge University and an MBA from the London Business School.
Mr. Battcock is currently a director of Craegmoor.
Peter Brooke	Chairman	Mr. Peter Brooke has over 40 years of banking and venture capital experience in the U.S., Europe, Asia and other international markets.
He founded Advent in 1984 as the successor to TA Associates in the management of international private equity investment programs. In addition to serving as CEO of Advent for 11 years, he helped establish numerous affiliated venture capital and private equity firms in Europe, Asia, Latin America and Israel.

Name	Position(2)	Employment History

Prior to forming Advent, Mr. Brooke was the managing partner of TA Associates, a Boston-based private equity firm he founded in 1968. From 1963 to 1968, Mr. Brooke worked for the investment banking firm of Tucker, Anthony & RL Day, where he was in charge of its corporate finance and venture capital activities. Earlier, he was head of the venture capital department of Bessemer Securities. He began his career as a lending officer at the First National Bank of Boston, where he founded the High Technology Lending Group.
Mr. Brooke is a member of the Private Equity Hall of Fame and recipient of the National Venture Capital Association’s Lifetime Achievement in Venture Capital Award and Harvard Business School’s Alumni Achievement Award. He is also a Fellow of the American Academy of Arts and Science. The Boston Business Journal named him one of Greater Boston’s 100 most influential business people of the 20th century.
Mr. Brooke is a graduate of Harvard University and Harvard Business School.
John Brooke Business address is 84 State Street, Suite 320, Boston, MA 02109 Phone: 617-227-3160	Director	Mr. John Brooke began his career at Advent in 1985. He was one of the first employees and its first analyst. While at Advent, he was responsible for the establishment and development of several operating programs including the analyst and the proactive deal-sourcing programs. Mr. Brooke worked in all the investment areas of the firm including early stage technology, growth equity and leveraged buyouts, while covering every industry sector including healthcare, industrial, retail, consumer products and technology.
In 1996, Mr. Brooke moved to Singapore to help integrate the acquisition of Advent’s affiliate in the region, South East Venture Investment Corporation, into Advent and to reposition the group to execute larger, later-stage transactions. His experience at Advent covered all aspects of investing, including management of both funds and investor relations.
Upon his return from Asia, Mr. Brooke joined The Tucker Anthony Private Equity Group (Park Street Capital) and helped establish it as a leading private equity fund-of-funds management company with in excess of $800 million under management. Park Street Capital manages a series of fund for institutions and families. Mr. Brooke was responsible for fund access, fund raising, fund oversight and management.

Name	Position(2)	Employment History

Mr. Brooke established Brooke Private Equity Advisors in 2003, and its predecessor fund, the Brooke Family Limited Partnership, in 1995. Mr. Brooke is currently a Managing Director at Brooke Private Equity Advisors.
Mr. Brooke was educated at Harvard College and Harvard Graduate School of Business Administration.
Mark Hoffman	Director	Mr. Mark Hoffman has been a Director of Advent since 1986.
Mr. Hoffman has been a Director of Millipore Corporation since 1976 and is currently a Member of the Audit and Finance Committee and the Management Development and Compensation Committee.
In 1963, as an M.I.T. Fellow in Africa, Mr. Hoffman joined the East African Common Services Organization. In 1966, Mr. Hoffman joined International Finance Corporation (investment banking affiliate of the World Bank). From 1969 to 1974, Mr. Hoffman served as a Director of Hambros Bank, Ltd., London, England. From 1975 to 1981, Mr. Hoffman was a Director, Senior Vice President and Chief Financial Officer of George Weston, Ltd., and was appointed President of its Resource Group in 1981. From 1982 until 1984, when he undertook his current activities as an independent investor and consultant, Mr. Hoffman served as Managing Director of Guinness Peat Group p.l.c., engaged through subsidiaries worldwide in merchant banking, insurance brokerage, leasing, property, energy and other management and financial service activities.
Mr. Hoffman received an undergraduate degree from Harvard College in Engineering and Applied Physics, a Masters degree in economics from Cambridge University and an M.B.A. from the Harvard Graduate School of Business Administration.
Mr. Hoffman has served as Chairman of Cambridge Research Group Ltd., a development capital and technology transfer company in Cambridge, England and of Guinness Flight Venture Capital Trust PLC, London through 2008. Mr. Hoffman also served as a Director of George Weston Limited, Toronto and Hermes Focus Asset Management Limited, London until 2008 and 2009 respectively.

Name	Position(2)	Employment History

Ralf Huep Business address is Frankfurt Westhafenplatz 1 60327 Frankfurt am Main Germany Phone: 49-(0)69-955-2700 German citizenship	General Manager; Executive Officers’ Committee Member
Mr. Ralf Huep joined Advent’s Frankfurt office in 1991 and has over 18 years of private equity experience. Prior to joining Advent he was a financial analyst at Veba AG, a German industrial and energy conglomerate. Prior to that, he was a project manager in the mergers and acquisitions department of Continental AG, a leading European tire manufacturer.

Mr. Huep has a degree in business administration from the University of Bielefeld.

Mr. Huep is currently a director of Muro.
Tom Lauer	Managing Partner and Chief Operating Officer; Director; Executive Officers’ Committee Member	Mr. Tom Lauer joined Advent in 1987 and has executive oversight of the operational, financial and administrative functions of the firm. He is also a member of Advent’s Executive Committee.
Mr. Lauer is a Certified Public Accountant and previously worked in the accounting and auditing group of Touche Ross & Co., serving primarily high-technology clients. He also worked at Prime Computer Inc., where he held several senior financial positions including Director of Finance for worldwide manufacturing and customer service operations.
Mr. Lauer received a BS from the University of Minnesota and an MBA from Harvard Business School.
David Mussafer	Senior Vice President and Managing Partner; Director; Executive Officers’ Committee Member	Mr. David Mussafer is responsible for Advent North American deal group and is a member of the firm’s Executive Committee. He joined Advent in 1990 and has 19 years of buyout and private equity experience. Previously, he worked at Chemical Bank and Adler & Shaykin in New York.
Mr. Mussafer has been involved in more than 30 buyout deals at Advent and personally led more than a dozen buyout and growth equity investments across a range of industries. His specific investment experience has focused on business and financial services, healthcare services and specialty retail transactions.
Mr. Mussafer holds a BSM, cum laude, from Tulane University and an MBA from the Wharton School of the University of Pennsylvania.
Mr. Mussafer is currently a director of lululemon athletica, Amscan/Party City, Fifth Third Payment Systems, Dufry AG and Shoes For Crews.

v

Name	Position(2)	Employment History

Will Schmidt Business address is 111 Buckingham Palace Road, London, SW1W 0SR Phone: 44-(0)20-7333-0800	Managing Partner; Executive Officers’ Committee Member	Mr. Will Schmidt has over 21 years of private equity and venture capital experience. He joined Advent’s Boston office in 1988, moving two years later to Advent’s London office. He is a member of Advent’s Executive Committee and sits on Advent’s Western European, North American, and Japan Fund Investment Advisory Committees. Prior to Advent, he spent six years with Bain & Co. in the firm’s Boston, Munich and London offices. Before that, he worked in Europe in short-term positions for Rhone-Poulenc, Cellier and the Bayerische Vereinsbank.
Mr. Schmidt has a BA in economics from Williams College and an MBA, with distinction, from Harvard Business School.
Steve Tadler	Managing Partner; Director; Executive Officers’ Committee Member	Mr. Steve Tadler joined Advent’s Boston office in 1985, becoming managing director of the North American buyouts group in 1994. In 1997, he moved to Advent’s London office to head the firm’s European Operations and returned to Boston in 2006. Mr. Tadler is a member of Advent’s Executive Committee, which he has chaired since 2002. He serves on each of Advent’s Western Europe, Central Europe and North America Investment Advisory Committees.
Prior to Advent, Mr. Tadler was with Manufacturers Hanover Trust Co., where he provided financing for a number of leveraged buyouts, technology-oriented firms and special situations.
Mr. Tadler has a BS, with distinction, from the University of Virginia and an MBA from Harvard Business School.

(2)	Position at Advent International Corporation.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Charlotte Russe or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:
Mellon Investor Services LLC	Mellon Investor Services LLC
Attn: Corporate Actions Dept., 27th Floor	Attn: Corporate Actions Dept., 27th Floor
P.O. Box 3301	480 Washington Boulevard
South Hackensack, NJ 07606	Jersey City, NJ 07310

By Facsimile:	By Facsimile:
(For Eligible Institutions Only)	(For Eligible Institutions Only)
(201) 680-4626	(201) 680-4626
Confirm Facsimile Transmission:	Confirm Facsimile Transmission:
(201) 680-4860	(201) 680-4860

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at the telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders Call Toll-Free: (888) 750-5834
Banks and Brokers Call Collect: (212) 750-5833

The Dealer Manager for the Offer is:

Moelis & Company LLC
399 Park Avenue, 5th Floor
New York, NY 10022
(212) 210-6540